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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2009

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

 BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at September 30, 2009 and December 31, 2008	1
Consolidated Statements of Income for the three months and nine months ended September 30, 2009 and 2008	2
Consolidated Statements of Deficit for the three months and nine months ended September 30, 2009 and 2008	3
Consolidated Statements of Cash Flows for the three months and nine months ended September 30, 2009 and 2008	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	39
Part II — Other Information
Legal Proceedings	76
Exhibits	76

BASIS OF PRESENTATION

General

        Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

        All dollar amounts in this report are expressed in United States ("U.S.") dollars.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: ATTENADE™, A Tablet Design (Apex Down)®, A Tablet Design (Apex Up)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION INTERNATIONAL®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL CORPORATION & DESIGN®, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, NITOMAN®, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA®, SHEARFORM™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™, XENAZINE® and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN® XL, WELLBUTRIN® XR, ZOVIRAX® and ZYBAN® are trademarks of The GlaxoSmithKline Group of Companies and are used by us under license. ULTRAM® is a trademark of Ortho-McNeil, Inc. (now known as PriCara, a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.) and is used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in Barbados, the U.S., Canada, and in other jurisdictions and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

i

 FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, our intent and ability to implement and effectively execute plans and initiatives associated with our strategic focus on products targeting specialty central nervous system ("CNS") disorders and the anticipated impact of this strategy, our intent to complete in-license agreements and acquisitions and to successfully integrate such in-license agreements and acquisitions into our business and operations and to achieve the anticipated benefits of such in-license agreements and acquisitions, our ability to successfully integrate the acquisition of the worldwide development and commercialization rights to tetrabenazine into our business operations, and the expected impact of this acquisition on our revenues and cash flows, the expected impact of the acquisition of the full U.S. commercialization rights to Wellbutrin XL® on our revenues and cash flows, our intent and ability to use a net share settlement approach upon conversion of our 5.375% Senior Convertible Notes due 2014, the timing regarding the planned closure of our two Puerto Rico manufacturing facilities and operations, the associated costs and anticipated impact of such closure, our ability to sell or divest these facilities and the possible impact on our manufacturing processes, our beliefs related to the costs and future benefits regarding the closure of our Mississauga, Ontario research and development facility and consolidation of our Chantilly, Virginia research and development operations and the possible impact on our research and development processes, our intent regarding and timing of the planned disposals of non-core assets and the anticipated proceeds of such dispositions, additional expected charges and anticipated annual savings related to ongoing or planned efficiency initiatives, our intent and ability to make future dividend payments, our intent and ability to repurchase our common shares under our share repurchase program, the limited number of customers from which a significant portion of our revenue is derived, our views and beliefs related to the outcome of patent infringement trial proceedings regarding the timing of the introduction of generic competition related to Ultram® ER and the 360mg dosage strength of Cardizem® CD, the expected timing of the introduction of a generic version of Cardizem® LA, our intent regarding the defence of our intellectual property against infringement, the timing, results, and progress of our research and development efforts, including, but not limited to, the estimated costs and expected timing to complete the development of BVF-018 and RUS-350, and efforts related to the development of BVF-036, BVF-040 and BVF-048 (pimavanserin), BVF-025 (JP-1730/fipamezole), and BVF-324 (tramadol), our ability to secure other development partners for BVF-018 and RUS-350, the timing regarding the Zovirax® price allowance and the anticipated impact on the contribution from Zovirax® product sales, expected level of demand for diltiazem-based products, the investment recovery, liquidity, valuation and impairment conclusions associated with our investment in auction rate securities, our conclusion that we do not intend to sell the auction rate securities and it is not more likely than not that we will be required to sell these securities before a recovery of their amortized cost bases, our beliefs and positions related to, results of, and costs associated with, certain litigation and regulatory proceedings, the timing, costs and expected impact of the resolution of certain legacy litigation and regulatory proceedings, the sufficiency of cash resources (including those available under the accordion feature of our new credit facility) to support future spending requirements, expected potential milestone payments in connection with pimavanserin, JP-1730/fipamezole, and other research and development arrangements, expected capital expenditures and business development activities, the impact of market conditions on our ability to access additional funding at reasonable rates, our ability to manage exposure to foreign currency exchange rate changes and interest rates, and the expected impact of the adoption of new accounting guidance. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target", "potential" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements including, but

ii

not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the opportunities present in the market for therapies for specialty CNS disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate, and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, the availability of capital and our ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our common shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our common shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, the impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, our ability to satisfy the financial and non-financial covenants of our new credit facility, delay in or transition issues arising from the closure of our Puerto Rico and Mississauga, Ontario facilities and the consolidation of our Chantilly, Virginia operations, the successful implementation of our specialty CNS strategy, our eligibility for benefits under tax treaties, the continued availability of low effective tax rates for the business profits of our principal operating subsidiary, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual and proprietary property, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for auction rate securities held as investments, and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this Form 6-K, and in particular under Item 3.D, "Key Information — Risk Factors", of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on February 27, 2009. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement, except as may be required by law.

iii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At September 30 2009	At December 31 2008
ASSETS
Current
Cash and cash equivalents	$49,406	$317,547
Restricted cash	5,250	—
Short-term investment	—	278
Marketable securities	6,769	719
Accounts receivable	99,283	90,051
Insurance recoveries receivable	42	812
Inventories	73,773	59,561
Assets held for sale	1,045	6,814
Prepaid expenses and other current assets	14,686	14,582

	250,254	490,364
Marketable securities	14,855	21,916
Long-term investment	—	102
Property, plant and equipment, net	138,112	148,269
Intangible assets, net	1,379,768	720,372
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	104,800	116,800
Other long-term assets, net	34,216	25,448

	$2,022,299	$1,623,565

LIABILITIES
Current
Accounts payable	$37,745	$41,070
Dividends payable	14,241	59,331
Accrued liabilities	115,807	85,169
Accrued legal settlements	2,000	32,565
Income taxes payable	10,200	8,596
Deferred revenue	27,487	40,435
Current portion of long-term obligations	11,907	—

	219,387	267,166
Deferred revenue	74,927	84,953
Income taxes payable	63,700	63,700
Long-term obligations	366,438	—
Other long-term liabilities	6,599	6,147

	731,051	421,966

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 158,233,481 and 158,216,132 issued and outstanding at September 30, 2009 and December 31, 2008, respectively	1,464,038	1,463,873
Additional paid-in capital	90,416	31,966
Deficit	(304,626)	(319,909)
Accumulated other comprehensive income	41,420	25,669

	1,291,248	1,201,599

	$2,022,299	$1,623,565

Commitments and contingencies (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
REVENUE
Product sales	$204,291	$170,530	$557,400	$543,110
Research and development	3,392	5,465	10,362	18,522
Royalty and other	4,840	5,094	11,615	14,050

	212,523	181,089	579,377	575,682

EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	50,669	47,468	145,566	145,080
Research and development	23,202	18,668	82,422	76,759
Selling, general and administrative	44,774	44,661	137,516	144,891
Amortization of intangible assets	33,121	12,342	70,402	35,727
Restructuring costs	2,413	7,587	15,128	59,347
Acquisition-related costs	—	—	5,596	—
Legal settlements	—	2,000	241	26,648

	154,179	132,726	456,871	488,452

Operating income	58,344	48,363	122,506	87,230
Interest income	238	1,783	823	8,663
Interest expense	(10,998)	(246)	(15,387)	(724)
Foreign exchange gain (loss)	197	204	918	(1,139)
Gain on auction rate security settlement	—	—	22,000	—
Gain on disposal of investments	466	4,156	804	7,617
Impairment loss on debt securities	(385)	(960)	(4,709)	(4,150)
Impairment loss on equity securities	—	(263)	—	(1,178)
Equity loss	—	—	—	(1,195)

Income before provision for income taxes	47,862	53,037	126,955	95,124
Provision for income taxes	7,500	4,600	23,500	15,600

Net income	$40,362	$48,437	$103,455	$79,524

Basic and diluted earnings per share	$0.25	$0.31	$0.65	$0.50

Weighted-average number of common shares outstanding (000s)
Basic	158,231	158,715	158,225	160,144
Diluted	158,652	158,715	158,418	160,144

Cash dividends declared per share	$0.090	$0.375	$0.555	$1.125

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Deficit, beginning of period	$(330,509)	$(370,288)	$(319,909)	$(278,495)
Net income	40,362	48,437	103,455	79,524
Cash dividends declared and dividend equivalents	(14,479)	(59,429)	(88,172)	(180,565)
Repurchase of common shares	—	—	—	(4,087)
Cumulative effect adjustment	—	—	—	2,343

Deficit, end of period	$(304,626)	$(381,280)	$(304,626)	$(381,280)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$40,362	$48,437	$103,455	$79,524
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	43,293	24,781	102,447	75,199
Amortization of deferred revenue	(5,300)	(4,492)	(15,901)	(13,476)
Amortization of discounts on long-term obligations	2,682	—	3,246	—
Amortization and write-down of deferred financing costs	1,228	130	2,326	390
Deferred income taxes	3,800	—	12,000	—
Acquired in-process research and development	8,126	—	38,540	—
Impairment charges	385	1,465	12,392	57,055
Stock-based compensation	1,126	1,567	4,217	6,740
Gain on sale of investments	(466)	(4,156)	(804)	(7,617)
Payment of accrued legal settlements, net of insurance recoveries	(24,648)	(83,048)	(30,565)	(93,048)
Additions to accrued legal settlements	—	2,000	—	26,648
Accrued contract costs	—	(45,065)	—	(45,065)
Equity loss	—	—	—	1,195
Other	(89)	429	80	(624)
Changes in operating assets and liabilities:
Accounts receivable	(1,938)	(5,952)	(9,303)	12,564
Insurance recoveries receivable	—	44	770	6,130
Inventories	(2,392)	77	(11,126)	9,989
Prepaid expenses and other current assets	(6,085)	(3,306)	(105)	4,218
Accounts payable	6,773	(3,896)	(3,338)	(16,459)
Accrued liabilities	18,681	3,003	30,417	(397)
Income taxes payable	886	2,384	1,576	9,827
Deferred revenue	2,773	3,228	(7,074)	(15,431)

Net cash provided by (used in) operating activities	89,197	(62,370)	233,250	97,362

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	(8,126)	—	(549,015)	—
Acquisition of businesses, net of cash acquired	—	(99,630)	(200,000)	(99,630)
Proceeds from sale and leaseback of assets	—	—	5,300	—
Transfer to restricted cash	—	—	(5,250)	(83,048)
Proceeds from sale of property, plant and equipment	5,189	—	5,189	—
Additions to marketable securities	(1,060)	(999)	(3,823)	(4,781)
Additions to property, plant and equipment	(1,083)	(3,931)	(2,711)	(21,316)
Proceeds from sales and maturities of marketable securities	13	—	1,078	4,450
Proceeds from sale of long-term investments, net of costs	553	8,712	923	20,899
Transfer from restricted cash	—	83,048	—	83,048
Proceeds from sale of short-term investments	—	—	—	79,735
Additions to short-term investments	—	—	—	(79,725)
Additions to restricted assets	—	(16)	—	(4,931)

Net cash used in investing activities	(4,514)	(12,816)	(748,309)	(105,299)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of senior convertible notes	—	—	350,000	—
Cash dividends paid	(14,240)	(59,518)	(132,902)	(180,286)
Advances under credit facility	—	—	130,000	—
Repayments under credit facility	(75,000)	—	(75,000)	—
Financing costs paid	—	—	(26,274)	—
Repayment of deferred compensation obligation, net	—	(31)	(393)	(183)
Issuance of common shares	26	—	44	—
Repurchase of common shares	—	—	—	(25,538)

Net cash provided by (used in) financing activities	(89,214)	(59,549)	245,475	(206,007)

Effect of exchange rate changes on cash and cash equivalents	1,019	(316)	1,443	(692)

Net decrease in cash and cash equivalents	(3,512)	(135,051)	(268,141)	(214,636)
Cash and cash equivalents, beginning of period	52,918	354,056	317,547	433,641

Cash and cash equivalents, end of period	$49,406	$219,005	$49,406	$219,005

NON-CASH FINANCING ACTIVITIES
Cash dividends declared but unpaid	$(14,241)	$—	$(14,241)	$—
Long-term obligation related to acquisition of business	—	—	(26,768)	—
Accrued but unpaid business acquisition costs	—	(2,341)	—	(2,341)
Proceeds receivable from sale of long-term investment	—	1,001	—	1,001

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

1.     DESCRIPTION OF BUSINESS

  The Company was established on March 29, 1994 and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on February 27, 2009 with the U.S. Securities and Exchange Commission ("SEC") and Canadian Securities Administrators ("CSA"). These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2008. There have been no material changes to the Company's significant accounting policies since December 31, 2008, except as described below under "Adoption of New Accounting Guidance". The consolidated financial statements reflect all normal and recurring adjustments necessary for the fair presentation of the Company's financial position and results of operations for the interim periods presented.

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Subsequent Events

  The Company has evaluated subsequent events through the date of filing of this Form 6-K with the SEC and CSA on November 6, 2009.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Adoption of New Accounting Guidance

  Effective July 1, 2009, the Company adopted the following accounting guidance:

•
In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. The Codification explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative U.S. GAAP for SEC registrants. As the issuance of the Codification does not change U.S. GAAP, its adoption did not have any impact on the Company's consolidated financial statements.

  Effective April 1, 2009, the Company adopted the following accounting guidance:

•
Authoritative guidance on subsequent events, which defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. The guidance identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occurred after the balance sheet date. The guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The guidance is effective on a prospective basis for interim and annual periods ending after June 15, 2009. As this guidance is largely consistent with previous auditing literature, its adoption did not have a material impact on the Company's consolidated financial statements.

•
Authoritative guidance on the recognition and presentation of other-than-temporary impairments, which requires entities to separate an other-than-temporary impairment of a debt security into (i) the amount representing the decrease in cash flows expected to be collected, or the credit loss portion, which is recognized in earnings, and (ii) the amount related to all other factors, or the non-credit portion, which is recognized in other comprehensive income in circumstances in which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its amortized cost basis. Upon the adoption of this guidance, the cumulative effect adjustment to reclassify the non-credit losses previously recognized through earnings from accumulated other comprehensive income to opening deficit was not material to the Company's consolidated financial statements.

•
Authoritative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly, which provides additional guidance on estimating fair value when there has been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. The guidance also provides circumstances that may indicate that a transaction for the asset or liability is not orderly. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

•
Authoritative guidance on disclosures about the fair value of financial instruments in interim financial statements. The Company has adopted the disclosure requirements of this guidance as required.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Effective January 1, 2009, the Company adopted the following accounting guidance:

•
Authoritative guidance on convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), which requires that the liability (debt) and equity (conversion option) components of convertible debt instruments that may be settled in cash upon conversion be separately accounted for in a manner that reflects an issuer's non-convertible debt borrowing rate. This new method of accounting results in recognizing interest expense at rates reflective of what the issuer would have incurred had it issued non-convertible debt with otherwise similar terms. The adoption of this guidance impacted the Company's accounting for the 5.375% Senior Convertible Notes due 2014 ("Notes") issued June 10, 2009 (as described in note 11). This guidance will also have a material impact on interest expense recognized during the period that the Notes are outstanding, but will have no impact on the Company's future cash flows.

•
Authoritative guidance on business combinations and non-controlling interests, which significantly changes the accounting for, and reporting of, business combination transactions and non-controlling (minority) interests in consolidated financial statements, including requirements to: recognize non-controlling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition-related costs as incurred. The guidance also requires post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions to be recorded in current period income tax expense. The guidance is effective for business combinations occurring on or after January 1, 2009. The adoption of this guidance impacted the Company's accounting for the acquisition of the worldwide development and commercialization rights to tetrabenazine (as described in note 3).

•
Authoritative guidance on fair value measurements, which establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. The guidance applies to all other authoritative guidance that requires (or permits) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. The guidance was effective January 1, 2009 for non-financial assets and non-financial liabilities not recognized or disclosed at fair value on a recurring basis. The Company previously adopted this guidance for financial assets and financial liabilities effective January 1, 2008. The adoption of this guidance for non-financial assets and non-financial liabilities did not have a material impact on the Company's consolidated financial statements.

•
Authoritative guidance on the accounting for defensive intangible assets subsequent to their acquisition in accordance with the authoritative guidance for business combinations and fair value measurements, including the estimated useful life that should be assigned to such assets. The guidance is effective on a prospective basis for intangible assets acquired on or after January 1, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

•
Authoritative guidance on the determination of the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, and also requires expanded disclosure related to the determination of intangible asset useful lives. The guidance is effective for determining useful life for intangible assets acquired on or after January 1, 2009, and the disclosure requirements are effective

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  for intangible assets recognized as of or after January 1, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

•
Authoritative guidance on disclosures about derivative instruments and hedging activities, which requires disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. The disclosure requirements of the guidance are effective beginning January 1, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

•
Authoritative guidance on the accounting for collaborative arrangements, which provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. The guidance is effective for collaborative arrangements existing on or after January 1, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

  Recently Issued Accounting Guidance, Not Adopted as of September 30, 2009

  In October 2009, the FASB issued authoritative guidance on multiple-element revenue arrangements, which requires an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices. The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements. The guidance is effective for the first fiscal year beginning after June 15, 2010, and may be adopted through prospective or retrospective application. Accordingly, the Company is required to adopt this guidance beginning January 1, 2011. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

  In August 2009, the FASB issued authoritative guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the guidance requires that the fair value of a liability be measured using one or more of the prescribed valuation techniques. In addition, the guidance also clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance also clarifies how the quoted price of a debt security when traded as an asset should be considered in estimating the fair value of the issuer's liability. The guidance is effective October 1, 2009. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

  In June 2009, the FASB issued authoritative guidance for determining whether an entity is a variable interest entity ("VIE") and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. Under the guidance, an enterprise has a controlling financial interest when it has (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. In addition, the guidance requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  the activities of the VIE that most significantly impact the entity's economic performance. The guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures, and eliminates the scope exclusion for qualifying special-purpose entities. The guidance is effective for interim and annual periods beginning after November 15, 2009. Accordingly, the Company is required to adopt this guidance beginning January 1, 2010. The Company is currently evaluating the effect that the adoption of this guidance will have on its consolidated financial statements.

3.     BUSINESS COMBINATION

  Tetrabenazine

  On June 19, 2009, the Company acquired the worldwide development and commercialization rights to the entire portfolio of tetrabenazine products, including Xenazine® and Nitoman®, held by Cambridge Laboratories (Ireland) Limited and its affiliates ("Cambridge"). The Company had previously obtained certain licensing rights to tetrabenazine in the U.S. and Canada through the acquisition of Prestwick Pharmaceuticals, Inc. ("Prestwick") in September 2008. By means of this acquisition, the Company has obtained Cambridge's economic interest in the supply of tetrabenazine for the U.S. and Canadian markets, as well as for a number of other countries in Europe and around the world through existing distribution agreements. The Company assumed Cambridge's royalty obligation to a third party on the worldwide sales of tetrabenazine.

  This acquisition was accounted for as a business combination under the acquisition method of accounting. The total purchase price comprised cash consideration of $200,000,000 paid on closing, and additional payments of $12,500,000 and $17,500,000 due to Cambridge on the first and second anniversaries of the closing date, respectively. The second payment is subject to a right of set off against amounts for which the Company has a claim against Cambridge. These additional payments were fair valued at $26,768,000, using an imputed interest rate comparable to the Company's available borrowing rate at the date of acquisition, and are recorded in long-term obligations (as described in note 11). No gain or loss was recognized in conjunction with the effective settlement of the contractual relationship between Prestwick and Cambridge as a result of this acquisition, as the pre-existing contracts could have been terminated without financial penalty.

  The following table summarizes the estimated fair values of the assets acquired at the acquisition date.

Inventory	$1,068
Intangible assets:
Product rights	189,700
Acquired in-process research and development	36,000

Assets acquired	$226,768

  In the three-month period ended September 30, 2009, the Company completed the valuation of acquired assets and finalized the provisional amounts recognized as of the acquisition date. As reflected in the preceding purchase price allocation, the Company has adjusted the estimated fair values of the identifiable intangible assets retrospectively based on facts and circumstances that existed at the acquisition date. Those adjustments were not material to the consolidated financial statements for the period ending June 30, 2009.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

3.     BUSINESS COMBINATION (Continued)

  A multi-period excess earnings methodology (income approach) was used to determine the estimated fair values of the identifiable intangible assets acquired. These fair value measurements were primarily based on significant inputs that are not observable in the market, and, therefore, represent Level 3 inputs in the fair value hierarchy (as described in note 6). The income approach is used to determine fair value for an acquired asset based on the present value of the cash flows projected to be generated by the asset.

  The value of the currently marketed immediate-release tetrabenazine products was allocated to the product rights intangible asset, with an estimated useful life of approximately nine years. The projected cash flows from the products were adjusted for the probabilities of genericization and competition from the in-process research and development projects described below. A risk-adjusted discount rate of 17% was used to present value the projected cash flows.

  The acquired in-process research and development intangible asset relates to a modified-release formulation of tetrabenazine under development initially for the treatment of Tourette Syndrome (BVF-018) and the development of an isomer of tetrabenazine (RUS-350). The values assigned to BVF-018 and RUS-350 were $28,000,000 and $8,000,000, respectively. The projected cash flows from the projects were adjusted for the probabilities of successful development and commercialization of each project. A risk-adjusted discount rate of 20% was used to present value the projected cash flows.

  The Company incurred $5,596,000 of costs related to this acquisition, which were expensed as acquisition-related costs in the consolidated statement of income in the three-month period ended June 30, 2009.

  The amount of incremental revenue and pre-tax earnings (excluding amortization of the acquired product rights intangible asset) recognized from the worldwide sales of tetrabenazine from the acquisition date to September 30, 2009, amounted to approximately $2,200,000 and $2,500,000, respectively, in the Company's consolidated statement of income.

  The following table presents pro forma consolidated results of operations as if this acquisition had occurred as of January 1, 2008, and includes amortization of the acquired product rights intangible asset, and excludes the acquisition-related costs. All transactions between the Company and Cambridge related to the supply of tetrabenazine for the U.S. and Canadian markets prior to the date of acquisition have been eliminated. This pro forma information is not necessarily indicative of the Company's consolidated results of operations had this acquisition occurred as of January 1, 2008, nor necessarily indicative of the future results of operations of the Company.

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Revenue	$212,523	$186,152	$586,072	$589,228
Net income	40,362	45,407	107,525	69,796
Basic and diluted earnings per share	$0.25	$0.29	$0.68	$0.44

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

4.     ASSET ACQUISITIONS

  JP-1730/Fipamezole

  On August 24, 2009, the Company entered into a collaboration and license agreement with Santhera Pharmaceuticals (Switzerland) Ltd., a subsidiary of Santhera Pharmaceuticals Holding AG ("Santhera"), to acquire the U.S. and Canadian rights to develop, manufacture and commercialize JP-1730/fipamezole for the treatment of Dyskinesia in Parkinson's Disease ("DPD").

  Pursuant to the terms of the collaboration and license agreement, the Company made an upfront payment of $8,000,000 to Santhera at the acquisition date, and made a further payment of $4,000,000 to Santhera on October 5, 2009, upon the closing of Santhera's acquisition of Oy Juvantia Pharma Ltd. The Company could pay up to $35,000,000 in potential developmental and regulatory milestones associated with the initiation of a Phase 3 study, regulatory submissions and approvals of JP-1730/fipamezole in DPD. Should the Company pursue a second indication, it could pay an additional $20,000,000 milestone upon regulatory approval. The Company will also make royalty payments of 8% to 15% on net commercial sales of JP-1730/fipamezole, as well as additional milestone payments of up to $145,000,000 as certain sales thresholds are met.

  This acquisition was accounted for as a purchase of intangible research and development assets with no alternative future use. Accordingly, the $8,000,000 upfront payment, together with acquisition costs of $126,000, were charged to research and development expense at the acquisition date. The additional payment of $4,000,000 made to Santhera on October 5, 2009, will be charged to research and development expense in the three-month period ended December 31, 2009.

  The Company will be responsible for the JP-1730/fipamezole for DPD development programs and associated costs in the U.S. and Canada.

  Wellbutrin XL®

  On May 14, 2009, the Company acquired the full U.S. commercialization rights to Wellbutrin XL® from GlaxoSmithKline plc ("GSK"). The Company had supplied Wellbutrin XL® to GSK for marketing and/or distribution in the U.S. since September 2003. The Wellbutrin XL® product formulation was developed and is manufactured by the Company under its own patents and proprietary technology.

  Pursuant to the terms of the asset purchase agreement, the Company paid $510,000,000 to GSK to acquire the U.S. New Drug Application for Wellbutrin XL®. The Company also obtained an exclusive, royalty-free license to the Wellbutrin XL® trademark for use in the U.S. This acquisition was accounted for as a purchase of identifiable intangible assets. Accordingly, the total purchase price (including costs of acquisition of $475,000) was allocated to the trademark intangible asset, with an estimated useful life of 10 years. In addition, the Company acquired the Wellbutrin XL® finished goods inventory owned by GSK valued at $10,490,000.

  Pimavanserin

  On May 1, 2009, the Company entered into a collaboration and license agreement with ACADIA Pharmaceuticals Inc. ("ACADIA") to acquire the U.S. and Canadian rights to develop, manufacture and commercialize pimavanserin in a number of neurological and psychiatric conditions, including Parkinson's disease psychosis ("PDP"), Alzheimer's disease psychosis ("ADP"), and, as an adjunctive therapy, to treat schizophrenia.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

4.     ASSET ACQUISITIONS (Continued)

  Pursuant to the terms of the collaboration and license agreement, the Company paid an upfront fee of $30,000,000 to ACADIA, and could pay up to $160,000,000 in potential developmental milestones associated with the successful completion of clinical trials, regulatory submissions and approvals for pimavanserin in the PDP and ADP indications. In addition, the Company could pay up to $45,000,000 in success milestones for pimavanserin in a third indication. At this time, the Company intends to pursue pimavanserin for schizophrenia as the third indication. The Company will also make tiered royalty payments of 15% to 20% on net sales of products containing pimavanserin, as well as additional milestone payments of up to $160,000,000 as certain net sales thresholds are met.

  This acquisition was accounted for as a purchase of intangible research and development assets with no alternative future use. Accordingly, the $30,000,000 upfront payment, together with acquisition costs of $414,000, was charged to research and development expense at the acquisition date.

  The Company will be responsible for funding all of the pimavanserin for PDP, ADP and schizophrenia development expenses, other than the cost of two Phase 3 clinical trials for pimavanserin for PDP that were in progress at the time of the agreement. The first of these Phase 3 PDP studies did not meet its primary endpoint of antipsychotic efficacy, but did meet the secondary endpoint of motoric tolerability. As a result, on October 5, 2009, the Company and ACADIA amended the collaboration and license agreement to provide that the Company will fund a third Phase 3 clinical trial for PDP; provided, however, that if the trial does not meet the primary endpoint, then ACADIA will reimburse the Company for 50% of the cost of the trial. If the third PDP trial or a subsequent pivotal trial in PDP meets its primary endpoint, the Company may credit 50% of the costs of the applicable trial against the potential milestone payment triggered by such trial. The amendment also provides that ACADIA may elect to pursue an initial clinical trial in ADP at its own expense. However, if the ADP trial meets its primary endpoint, then the Company would reimburse ACADIA 100% of the cost of the trial.

5.     RESTRUCTURING

  In May 2008, the Company initiated restructuring measures that were intended to rationalize its manufacturing operations, pharmaceutical sciences operations, and general and administrative expenses. These measures included the closure of the Company's research and development facility in Dublin, Ireland in August 2008, and the planned closure of its two manufacturing facilities in Puerto Rico in 2010. In addition, in May 2009, the Company announced its intention to close its research and development facility in Mississauga, Ontario, and to consolidate its research and development operations in Chantilly, Virginia.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

5.     RESTRUCTURING (Continued)

  The following table summarizes the major components of restructuring costs recognized through September 30, 2009:

	Asset Impairments		Employee Termination Benefits
					Contract Termination and Other Costs
	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	$—	$—	$—	$—	$—	$—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	—	—	3,309	—	3,346	6,655

Costs incurred and charged to expense	—	—	1,337	—	11	1,348
Cash payments	—	—	—	—	(118)	(118)

Balance, March 31, 2009	—	—	4,646	—	3,239	7,885

Costs incurred and charged to expense	6,515	1,542	1,281	1,618	411	11,367
Cash payments	—	—	(555)	(394)	(369)	(1,318)
Non-cash adjustments	(6,515)	(1,542)	—	—	—	(8,057)

Balance, June 30, 2009	—	—	5,372	1,224	3,281	9,877

Costs incurred and charged to expense	—	1,076	1,230	—	107	2,413
Cash payments	—	—	(793)	(702)	(216)	(1,711)
Non-cash adjustments	—	(1,076)	—	65	—	(1,011)

Balance, September 30, 2009	$—	$—	$5,809	$587	$3,172	$9,568

  Manufacturing Operations

  The Company expects to incur employee termination costs of approximately $8,700,000 in total for severance and related benefits payable to the approximately 240 employees who have or will be terminated as a result of the planned closure of its Puerto Rico manufacturing facilities. As these employees are required to provide service during the shutdown period in order to be eligible for termination benefits, the Company is recognizing the cost of those termination benefits ratably over the required future service period, including $1,230,000 and $3,848,000 recognized in the three-month and nine-month periods ended September 30, 2009, respectively, and $3,309,000 recognized in 2008.

  In June 2009, the Company recorded an additional impairment charge of $6,515,000 to write-down the carrying value of the property, plant and equipment located in Puerto Rico, based on an assessment of the local real estate market conditions for pharmaceutical facilities.

  Pharmaceutical Sciences Operations

  In the nine months ended September 30, 2009, the Company incurred employee termination costs of $1,618,000 for severance and related benefits payable to the approximately 50 employees who have or will

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

5.     RESTRUCTURING (Continued)

  be terminated as a result of the closure of the Company's Mississauga, Ontario research and development facility, and the consolidation of its Chantilly, Virginia research and development operations. In addition, the Company recorded an impairment charge of $463,000 related to the write-down of the carrying value of the equipment and leasehold improvements located at the Mississauga facility to their estimated fair value. In the three months and nine months ended September 30, 2009, the Company recognized $1,076,000 and $1,450,000, respectively, of accelerated depreciation arising from a reduced useful life of the leasehold improvements located at the Chantilly facility. The Company also expects to incur lease termination costs of approximately $1,400,000 related to vacating one of its premises in Chantilly prior to the end of 2009.

  In June 2009, the Company recorded an additional impairment charge of $705,000 to write-down the carrying value of the property, plant and equipment located in Dublin, Ireland, to reflect net proceeds of $5,189,000 received on the sale of this facility in July 2009.

6.     FAIR VALUE MEASUREMENTS

  Fair Value Hierarchy

  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used in measuring fair value. There are three levels to the fair value hierarchy based on the reliability of inputs, as follows:

•
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

•
Level 3 — Unobservable inputs for the asset or liability.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

6.     FAIR VALUE MEASUREMENTS (Continued)

  Assets Measured at Fair Value on a Recurring Basis

  The following fair value hierarchy table presents the components and classification of the Company's financial assets measured at fair value:

	At September 30, 2009
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale debt securities	$30,000	$14,897	$15,103	$—
Auction rate securities	6,521	—	—	6,521

Total financial assets	$36,521	$14,897	$15,103	$6,521

Cash and cash equivalents	$14,897	$14,897	$—	$—
Marketable securities	21,624	—	15,103	6,521

Total financial assets	$36,521	$14,897	$15,103	$6,521

	At December 31, 2008
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale debt securities	$203,688	$112,834	$90,854	$—
Available-for-sale equity securities	380	380	—	—
Auction rate securities	10,333	—	—	10,333

Total financial assets	$214,401	$113,214	$90,854	$10,333

Cash and cash equivalents	$191,386	$112,834	$78,552	$—
Short-term investment	278	278	—	—
Marketable securities	22,635	—	12,302	10,333
Long-term investment	102	102	—	—

Total financial assets	$214,401	$113,214	$90,854	$10,333

  Available-for-sale debt securities using Level 1 inputs include U.S. treasury bills and money market funds that are actively traded or have quoted prices. Available-for-sale debt securities using Level 2 inputs include corporate and government bonds and government-sponsored enterprise securities that have quoted prices in markets that are not active. Available-for-sale equity securities include publicly traded securities for which quoted market prices are available.

  At September 30, 2009 and December 31, 2008, the Company did not have any financial liabilities that were subject to fair value measurements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

6.     FAIR VALUE MEASUREMENTS (Continued)

  Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

  The following table presents a reconciliation of auction rate securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Balance, beginning of period	$6,604	$13,459	$10,333	$18,000
Total unrealized gains (losses):
Included in net income(1):
Arising during period	(156)	—	(3,978)	(2,920)
Reclassification from other comprehensive income	(229)	(960)	(731)	(1,230)
Included in other comprehensive income:
Arising during period	73	(960)	166	(2,531)
Reclassification to net income	229	960	731	1,230
Settlements	—	—	—	(50)

Balance, end of period	$6,521	$12,499	$6,521	$12,499

Total amount of unrealized losses for the period included in net income relating to securities still held at end of period	$(385)	$(960)	$(4,709)	$(4,150)

(1)
Included in impairment loss on debt securities in the consolidated statements of income.

  Assets Measured at Fair Value on a Non-Recurring Basis

  The following table presents the Company's non-financial assets measured at fair value on a non-recurring basis:

	Carrying Value	Significant Unobservable Inputs (Level 3)	Total Loss
Property, plant and equipment	$10,000	$10,000	$(6,515)

  As described in note 5, the property, plant and equipment located in Puerto Rico was written down to its estimated fair value, resulting in an impairment charge of $6,515,000 in the three-month period ended June 30, 2009.

  The Company did not have any non-financial liabilities that were measured at fair value on a recurring or non-recurring basis in the three-month or nine-month periods ended September 30, 2009.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

7.     MARKETABLE SECURITIES

  The following table summarizes the Company's marketable securities by major security type:

	At September 30, 2009
			Gross Unrealized
	Cost Basis	Fair Value
			Gains	Losses
Corporate and government bonds	$10,649	$10,874	$225	$—
Government-sponsored enterprise securities	4,105	4,229	124	—
Auction rate securities	26,775	6,521	—	(20,254)

	$41,529	$21,624	$349	$(20,254)

	At December 31, 2008
			Gross Unrealized
	Cost Basis	Fair Value
			Gains	Losses
Corporate and government bonds	$6,869	$6,926	$70	$(13)
Government-sponsored enterprise securities	5,159	5,376	217	—
Auction rate securities	26,775	10,333	—	(16,442)

	$38,803	$22,635	$287	$(16,455)

  The contractual maturities of marketable securities held at September 30, 2009 were as follows:

	Carrying Value	Fair Value
Within one year	$6,769	$6,769
One to three years	8,334	8,334
After three years	6,521	6,521

	$21,624	$21,624

  Gross gains and losses realized on the sale of marketable securities were not material in the three-month and nine-month periods ended September 30, 2009 and 2008. The cost of securities sold, and the amount reclassified out of accumulated other comprehensive income into earnings, is calculated using the specific identification method, if determinable, otherwise the average cost method is applied.

  Auction Rate Securities

  The Company's marketable securities portfolio currently includes $26,775,000 of principal invested in nine individual auction rate securities; eight with an original principal amount of $3,000,000 each, and one with an original principal amount of $2,775,000. The total estimated fair values of these securities at September 30, 2009 and December 31, 2008 were $6,521,000 and $10,333,000, respectively, which reflected write-downs of $20,254,000 and $16,442,000, respectively, to the cost bases at those dates.

  As described in note 17, on May 6, 2008, the Company commenced an arbitration against the investment bank that invested the Company's assets in auction rate securities. On May 28, 2009, the Company resolved

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

7.     MARKETABLE SECURITIES (Continued)

  this matter with the investment bank for a payment in the amount of $22,000,000, and the Company retained ownership of these securities under the terms of this settlement.

  Of the nine individual auction rate securities, three of the securities have no underlying collateral value, and have defaulted on their interest payments. The Company considers the likelihood of collecting any portion of the outstanding principal or interest on these three securities to be remote, and has written down the carrying value of these securities to zero through an impairment charge to earnings. Two other securities have no underlying collateral value, but are continuing to accrue interest at the prescribed rates. The Company has assessed the likelihood of collecting any portion of the outstanding principal or accrued and unpaid interest on these two securities as remote, and has written down the carrying value of these securities to zero through an impairment charge to earnings.

  Of the remaining four individual auction rate securities, two securities are continuing to pay cash interest at the prescribed rates, but have significant shortfalls in their underlying collateral value. In particular, one of these securities has available collateral coverage of 75% and the other has collateral coverage of 35%. As a result, the Company does not consider it probable that it will be able to recover the entire cost bases of these two securities, and, therefore, the Company considers these securities to be other-than-temporarily impaired. In accordance with the adoption of the recently issued guidance on the recognition and presentation of other-than-temporary impairments (as described in note 2), the Company assessed whether the other-than-temporary impairment was related to credit factors, or the credit loss portion, or was not related to credit factors, or the non-credit loss portion. The credit loss portion of the other-than-temporary impairment is determined based of the difference between the amortized cost base of each individual security and the estimated present value of the principal and interest cash flows expected to be collected from the security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. In calculating the present value of the expected cash flows to determine the credit loss portion of the other-than-temporary impairment, the Company estimated the amount and timing of projected cash flows for each security based on the underlying collateral coverage, and applied a discount rate equal to the current yield on the securities. Based on this calculation, the Company determined that the portion of the other-than-temporary impairment loss not related to credit factors was not material to the Company's consolidated financial statements. The Company recognized other-than-temporary impairment losses, to write down the carrying value of these securities to their estimated fair value, of $385,000 and $4,709,000 in the three-month and nine-month periods ended September 30, 2009, respectively, compared with $960,000 and $4,150,000 in the corresponding periods of 2008.

  The remaining two individual auction rate securities currently have adequate underlying collateral value with which to repay the entire principal amount (in particular, one of these securities has available collateral coverage of 245% and the other has collateral coverage of 139%), and cash interest payments on these securities are not in arrears. As a result, the Company does not consider the decline in the fair value of these remaining securities to be other-than-temporary, based on the adequacy of the underlying collateral value, and the Company's conclusion that it does not intend to sell these securities and it is not more likely than not that it will be required to sell these securities before a recovery of their amortized cost bases. Therefore, the Company has recognized the unrealized gains or losses on these securities through other comprehensive income. The Company recorded unrealized gains in other comprehensive income of $73,000 and $166,000 in the three-month and nine-month periods ended September 30, 2009, respectively, compared with unrealized losses of $960,000 and $2,531,000 in the corresponding periods of 2008. These securities have been in a continuous overall loss position for at least 12 months.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

8.     INVENTORIES

	At September 30 2009	At December 31 2008
Raw materials	$11,502	$19,042
Work in process	23,242	13,563
Finished goods	39,029	26,956

	$73,773	$59,561

9.     INTANGIBLE ASSETS

	At September 30, 2009		At December 31, 2008
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks	$1,084,226	$247,219	$573,751	$206,280
Product rights	693,036	186,275	502,791	149,890
In-process research and development	36,000	—	—	—

	1,813,262	$433,494	1,076,542	$356,170

Less accumulated amortization	433,494		356,170

	$1,379,768		$720,372

  Additions to Intangible Assets

  Additions to identifiable intangible assets by component in the nine-month period ended September 30, 2009 were as follows:

	Trademarks	Product Rights	In-process Research and Development	Total
Wellbutrin XL®	$510,475	$—	$—	$510,475
Tetrabenazine	—	189,700	36,000	225,700

	$510,475	$189,700	$36,000	$736,175

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

9.     INTANGIBLE ASSETS (Continued)

  Amortization of Intangible Assets

  Amortization expense related to intangible assets was recorded as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Royalty and other revenue	$268	$268	$804	$804
Cost of goods sold	2,026	2,026	6,077	6,077
Amortization expense	33,121	12,342	70,402	35,727

	$35,415	$14,636	$77,283	$42,608

  The increase in amortization expense in the three-month and nine-month periods ended September 30, 2009, compared with the corresponding periods of 2008, reflected primarily the incremental amortization of the acquired Wellbutrin XL® trademark intangible asset and the tetrabenazine product rights intangible asset.

  Estimated aggregate amortization expense for the years ending December 31, 2009 through 2013, is as follows:

	2009	2010	2011	2012	2013
Amortization expense	$112,899	$142,297	$140,547	$134,074	$131,373

  Weighted-Average Useful Lives

  Trademarks and product rights have estimated weighted-average useful lives of approximately 14 years and 11 years, respectively. Total definite-lived intangible assets have an estimated weighted-average useful life of approximately 12 years. The in-process research and development intangible asset is being accounted for as an indefinite-lived intangible asset until the completion of the related projects.

10.   ACCRUED LEGAL SETTLEMENTS

	At September 30 2009	At December 31 2008
U.S. Attorney's Office (MA) investigation	$—	$24,648
Ontario Securities Commission investigation	—	5,337
Other	2,000	2,580

	$2,000	$32,565

  U.S. Attorney's Office (MA) Investigation

  As described in note 17, on May 16, 2008, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC), a subsidiary of the Company, and the Company entered into agreements in

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

10.   ACCRUED LEGAL SETTLEMENTS (Continued)

  principle to settle the U.S. Attorney's Office ("USAO") for the District of Massachusetts investigation into activities surrounding the 2003 commercial launch of Cardizem® LA. On September 14, 2009, the agreements received Court approval, and Biovail Pharmaceuticals LLC and the Company paid $22,244,000 and $2,404,000, respectively, to fully settle this matter.

  Ontario Securities Commission Investigation

  On January 9, 2009, the Ontario Securities Commission ("OSC") approved a settlement agreement in respect of its investigation of the Company related to specific accounting and financial disclosure practices from 2001 to March 2004 (as described in note 17). Pursuant to the terms of the settlement agreement, the Company paid $5,337,000, including costs, to fully settle this matter.

11.   LONG-TERM OBLIGATIONS

	At September 30 2009	At December 31 2008
5.375% Senior Convertible Notes due 2014	$350,000	$—
Unamortized debt discount	(53,965)	—

	296,035	—
Credit facility	55,000	—
Cambridge obligation (net of unamortized debt discount of $2,690)	27,310	—

	378,345	—
Less current portion	11,907	—

	$366,438	$—

  5.375% Senior Convertible Notes due 2014

  On June 10, 2009, the Company issued $350,000,000 principal amount of Notes in a private placement. The Notes were issued at par and pay interest at a rate of 5.375%. Interest is payable semi-annually on February 1 and August 1 of each year, beginning February 1, 2010. The Notes will mature on August 1, 2014. The Notes may be converted based on an initial conversion rate of 67.0880 common shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $14.91 per share). The conversion rate will be adjusted if the Company makes specified types of distributions or enters into certain other transactions in respect of its common shares. In addition, following certain corporate transactions that occur prior to maturity, the conversion rate will be increased for Noteholders who elect to convert their Notes in connection with such corporate transactions.

  The Notes are convertible at any time prior to the maturity date under the following circumstances:

•
during any calendar quarter if the closing price of the Company's common shares exceeds 130% of the conversion price then in effect during a defined period at the end of the previous quarter;

•
during a defined period if the trading price of the Notes falls below specified thresholds for a defined trading period;

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

11.   LONG-TERM OBLIGATIONS (Continued)

•
if the Notes have been called for redemption;

•
upon the occurrence of specified corporate transactions; or

•
25 trading days prior to the maturity date.

  Upon conversion, the Notes may be settled in cash, common shares, or a combination of cash and common shares, at the Company's option. The Company's current intent and policy is to settle the Notes using a net share settlement approach, such that the principal amount of any Notes tendered for conversion would be settled in cash, and any excess conversion value settled in common shares.

  The Company may redeem for cash all or a portion of the Notes at any time on or after August 2, 2012, at a price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest, if during a defined period the closing price of the Company's common shares exceeds 130% of the conversion price then in effect. The Company may not otherwise redeem any of the Notes at its option prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Noteholders may require the Company to repurchase for cash all or a portion of their Notes at 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest, upon the occurrence of a specified fundamental change (such as a change of control).

  Because the Notes' conversion option would be classified in shareholders' equity (as the Company has no requirement to cash settle the conversion option) and the conversion option is considered indexed to the Company's own common shares, the conversion option was not accounted for as an embedded derivative. Accordingly, the recently issued guidance on the accounting for convertible debt instruments (as described in note 2) applies to the Notes, such that the principal amount of the Notes was allocated into a liability component and an equity component. The liability component was fair valued at $293,331,000, based on a 9.5% market rate of interest for similar debt with no conversion rights. The value allocated to the liability component will be accreted to the face value of the Notes over the five-year period prior to maturity, using the effective interest method. The accretion of the liability component will be recognized as additional non-cash interest expense. The difference between the principal amount of the Notes and the value allocated to the liability component of $56,669,000 was recorded in additional paid-in capital in shareholders' equity, as the carrying amount of the equity component.

  In connection with the issuance of the Notes, the Company incurred financing costs of $16,515,000, which were allocated to the liability and equity components in proportion to the preceding allocation of the principal amount of the Notes. Accordingly, $13,841,000 of the financing costs were accounted for as debt issuance costs to be amortized over five years using the effective interest method, and $2,674,000 of the financing costs were accounted for as equity issuance costs and recorded as a reduction to additional paid-in capital.

  As the Company's current intent and policy is to settle the Notes using a net share settlement approach, only the common shares potentially issuable with respect to the excess conversion value of the Notes over their principal amount, if any, will be considered as dilutive potential common shares for purposes of calculating diluted earnings per share.

  At September 30, 2009, the estimated fair value of the Notes was determined to be approximately $436,118,000 in the secondary market, based on changes in the underlying trading price of the Company's common shares and market interest rates.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

11.   LONG-TERM OBLIGATIONS (Continued)

  Credit Facility

  On June 9, 2009, the Company established a $410,000,000 senior secured revolving credit facility with a syndicate of banks. This facility matures on June 9, 2012 and replaces the Company's former $250,000,000 credit facility. The new facility contains an accordion feature that, subject to certain conditions, allows it to be increased to up to $550,000,000.

  Borrowings under this facility are guaranteed by the Company's material subsidiaries and are secured by charges over substantially all of the assets of the Company and the assets of its material subsidiaries. This facility includes certain financial and non-financial covenants. The financial covenants require the Company to maintain a minimum adjusted equity (defined as shareholders' equity excluding acquired in-process research and development charges) of no less than $1,000,000,000; an EBITDA (defined as earnings before interest, taxes, depreciation, amortization, and certain non-cash and non-recurring charges, including acquired in-process research and development charges) to cash interest expense ratio of no less than 3.0 to 1.0; and a total debt to EBITDA ratio of no greater than 2.5 to 1.0. Non-financial covenants include, but are not limited to, restrictions on investments, dispositions, and capital and debt restructurings.

  Borrowings under this facility may be by way of U.S. dollar LIBOR and U.S. base rate advances, Canadian dollar prime rate and bankers' acceptance advances, and letters of credit. Borrowing margins, determined by reference to the total debt to EBITDA ratio, range from 3.5% to 5.0% in the case of LIBOR advances, bankers' acceptance advances and letters of credit, and 2.5% to 4.0% in the case of U.S. base rate and prime rate advances.

  In connection with the establishment of this facility, the Company incurred financing costs of $9,759,000, which will be amortized on a straight-line basis over the three-year term of the facility. In the three month-period ended June 30, 2009, the Company wrote-off $537,000 of unamortized deferred financing costs related to its former credit facility.

  At September 30, 2009, the Company had outstanding borrowings of $55,000,000 under this facility. The fair value of this facility approximated its carrying value based on current borrowing rates available to the Company.

  Cambridge Obligation

  In connection with the acquisition of the worldwide development and commercialization rights to tetrabenazine (as described in note 3), the Company will make payments of $12,500,000 and $17,500,000 to Cambridge on June 21, 2010 and June 20, 2011, respectively. These payments were discounted based on imputed interest rates of 6.9% and 7.7%, respectively. At September 30, 2009, the fair value of these payments approximated their carrying value based on current borrowing rates available to the Company.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

11.   LONG-TERM OBLIGATIONS (Continued)

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Credit Facility	Cambridge Obligation	Total
2010	$—	$—	$12,500	$12,500
2011	—	—	17,500	17,500
2012	—	55,000	—	55,000
2014	350,000	—	—	350,000

Total gross maturities	350,000	55,000	30,000	435,000
Unamortized debt discounts	(53,965)	—	(2,690)	(56,655)

Total long-term obligations	$296,035	$55,000	$27,310	$378,345

12.   STOCK-BASED COMPENSATION

  Stock Options and Restricted Share Units

  The Company recognizes stock-based compensation expense related to stock options and restricted share units ("RSUs") on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from these estimates.

  The following table summarizes the components and classification of stock-based compensation expense related to stock options and RSUs:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Stock options	$524	$1,111	$2,144	$4,319
RSUs	602	456	2,073	2,421

Stock-based compensation expense	$1,126	$1,567	$4,217	$6,740

Cost of goods sold	$131	$194	$419	$449
Research and development expenses	151	247	591	684
Selling, general and administrative expenses	844	1,126	3,207	5,607

Stock-based compensation expense	$1,126	$1,567	$4,217	$6,740

  The decline in stock-based compensation expense in the nine-month period ended September 30, 2009, compared with the corresponding period of 2008, reflected primarily the recognition of $2,131,000 of compensation expense in May 2008 upon the cancellation of certain stock options and RSUs previously granted to the Company's Chairman of the Board of Directors, Dr. Douglas Squires, following his ceasing to serve as the Company's Chief Executive Officer ("CEO").

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   STOCK-BASED COMPENSATION (Continued)

  The Company did not recognize any tax benefits for stock-based compensation expense in the three-month or nine-month periods ended September 30, 2009 and 2008.

  The following table summarizes stock option activity during the nine-month period ended September 30, 2009:

	Options (000s)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2009	4,201	$19.06
Granted	1,087	10.86
Exercised	(4)	11.30
Expired or forfeited	(766)	18.86

Outstanding, September 30, 2009	4,518	$17.13	3.0	$8,950

Vested and exercisable, September 30, 2009	2,738	$20.24	2.0	$1,785

  The weighted-average grant-date fair value of stock options granted in the nine-month period ended September 30, 2009 was $0.92. Proceeds received on the exercise of stock options in the nine-month period ended September 30, 2009 were $44,000. At September 30, 2009, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $1,975,000, which will be amortized over the weighted-average remaining requisite service period of approximately 15 months.

  The following table summarizes non-vested RSU activity during the nine-month period ended September 30, 2009:

	RSUs (000s)	Weighted- Average Grant-Date Fair Value
Outstanding, January 1, 2009	356	$15.29
Granted	714	16.82
Reinvested dividend equivalents	34	10.73
Vested	(9)	12.66
Forfeited	(30)	12.03

Outstanding, September 30, 2009	1,065	$16.28

  At September 30, 2009, the total remaining unrecognized compensation expense related to non-vested RSUs amounted to $14,503,000, which will be amortized over the weighted-average remaining requisite service period of approximately 48 months.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

12.   STOCK-BASED COMPENSATION (Continued)

  Deferred Share Units

  The following table summarizes deferred share unit ("DSU") activity during the nine-month period ended September 30, 2009:

	DSUs (000s)	Weighted- Average Grant-Date Fair Value
Outstanding, January 1, 2009	226	$13.86
Granted	124	12.68
Reinvested dividend equivalents	18	10.69

Outstanding, September 30, 2009	368	$13.31

  The Company had a liability related to DSUs outstanding at September 30, 2009 and December 31, 2008 of $5,680,000 and $2,137,000, respectively, based on the trading price of the Company's common shares as of those dates. In the three-month and nine-month periods ended September 30, 2009, the Company recorded compensation expense related to DSUs of $338,000 and $3,068,000, respectively, compared with $1,140,000 and $899,000 in the corresponding periods of 2008.

13.   SHARE REPURCHASE PROGRAM

  On August 5, 2009, the Company's Board of Directors approved the purchase of up to 15,800,000 common shares of the Company on the open market under a share repurchase program or normal course issuer bid, subject to a maximum of $75,000,000 of common shares being repurchased during any fiscal year (unless such condition is waived or varied by the Company's lenders). The Company did not repurchase any of its common shares during the period ended September 30, 2009.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

14.   INCOME TAXES

  In connection with the issuance of the Notes (as described in note 11), the Company recognized a deferred tax liability of $16,000,000 for the original basis difference between the principal amount of the Notes and the value allocated to the liability component, which resulted in a corresponding reduction to the valuation allowance recorded against deferred tax assets. The recognition of the deferred tax liability and the corresponding reduction in the valuation allowance were recorded as offsetting adjustments to additional paid-in capital. In the period ended September 30, 2009, the deferred tax benefit resulting from the reversal of a portion of the deferred tax liability was offset by the deferred tax expense related to the corresponding realization of the deferred tax assets.

  At December 31, 2008, the Company recognized a deferred tax asset related to approximately $230,000,000 of operating loss carryforwards in the U.S. considered more likely than not to be realized. In the three months and nine months ended September 30, 2009, the Company recorded provisions for deferred income taxes of $3,800,000 and $12,000,000, respectively, related to the utilization of a portion of these loss carryforwards to reduce taxable income in the U.S., which resulted in an increase in the overall effective tax rate (as adjusted for certain items that are not deductible or do not effect the income tax provision because of unrecognized tax losses in the local jurisdictions) to approximately 15% in the nine-month period ended September 30, 2009, compared with approximately 7% in the corresponding period of 2008.

15.   EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Net income	$40,362	$48,437	$103,455	$79,524

Basic weighted-average number of common shares outstanding (000s)	158,231	158,715	158,225	160,144
Dilutive effect of stock options and RSUs	421	—	193	—

Diluted weighted-average number of common shares outstanding (000s)	158,652	158,715	158,418	160,144

Basic and diluted earnings per share	$0.25	$0.31	$0.65	$0.50

  For the three-month period ended September 30, 2009, the average conversion value of the Notes was less than the related principal amount, and, accordingly, no common shares were assumed to be issued for purposes of calculating diluted earnings per share.

  In the three months and nine months ended September 30, 2009, stock options to purchase approximately 2,624,000 and 3,134,000 common shares of the Company, respectively, had exercise prices greater than the average trading price of the Company's common shares, and were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive, compared with 4,274,000 and 4,622,000 stock options in the three-month and nine-month periods ended September 30, 2008.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

16.   COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Net income	$40,362	$48,437	$103,455	$79,524

Comprehensive income
Foreign currency translation adjustment
Arising in period	10,116	(7,941)	15,051	(12,442)
Reclassification to net income(1)	—	(868)	—	828
Unrealized holding gain (loss) on auction rate securities:
Arising in period	73	(960)	166	(2,531)
Reclassification to net income(2)	229	960	731	1,230
Net unrealized holding gain on available-for-sale securities
Arising in period	46	2,886	806	2,374
Reclassification to net income(3)	(622)	(3,832)	(1,003)	(3,832)
Cumulative effect adjustment	—	—	—	(2,343)

Other comprehensive income (loss)	9,842	(9,755)	15,751	(16,716)

Comprehensive income	$50,204	$38,682	$119,206	$62,808

(1)
Included in foreign exchange gain (loss) in the consolidated statements of income.

(2)
Included in impairment loss on debt securities in the consolidated statements of income.

(3)
Included in gain on disposal of investments in the consolidated statements of income.

  The components of accumulated other comprehensive income were as follows:

	Foreign Currency Translation Adjustment	Net Unrealized Holding Gain on Available- For-Sale Securities	Unrealized Holding Loss on Auction Rate Securities	Total
Balance, January 1, 2009	$27,066	$432	$(1,829)	$25,669
Foreign currency translation adjustment	15,051	—	—	15,051
Net unrealized holding gain on available-for-sale securities	—	806	—	806
Unrealized holding gain on auction rate securities	—	—	166	166
Reclassification adjustments to net income	—	(1,003)	731	(272)

Balance, September 30, 2009	$42,117	$235	$(932)	$41,420

17.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations, and

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved, but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares to decline.

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the USAO for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  On May 16, 2008, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC), the Company's subsidiary, entered into a written plea agreement with the USAO whereby it agreed to plead guilty to violating the U.S. Anti-Kickback Statute and pay a fine of $22,244,000. A hearing before the U.S. District Court in Boston took place on September 14, 2009 and the plea was approved.

  On May 16, 2008, Biovail Corporation entered into a non-prosecution agreement with the USAO whereby the USAO agreed to decline prosecution of Biovail Corporation in exchange for Biovail Corporation's continuing cooperation and in exchange for its agreement to finalize a civil settlement agreement and pay a civil penalty of $2,404,000. The civil settlement agreement (including the execution of a Corporate Integrity Agreement with the Office of the Inspector General and the Department of Health and Human Services) has now been signed and the related fine has been paid.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company had improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to those statements, and whether it provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002. On March 3, 2005, the Company received a subpoena from the SEC reflecting the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than initially, and the period under review was extended to encompass the period January 1, 2001 to May, 2004.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  On March 24, 2008, the SEC filed a civil complaint against the Company, Eugene Melnyk, the Company's former Chairman and CEO, Brian Crombie, the Company's former Chief Financial Officer ("CFO"), and two former officers, Kenneth Howling and John Miszuk, related to the matters investigated by the SEC. The Company has entered into a Consent Decree with the SEC in which it has not admitted to the civil charges contained in the complaint but has paid $10,000,001 to the SEC to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four individuals. The matter is proceeding as against them in the ordinary course. No hearing date has been set. The Company is indemnifying these individuals for their legal costs.

  In the Spring of 2007, the Company was contacted by the USAO for the Eastern District of New York ("EDNY"), which informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The USAO for the EDNY conducted interviews of several of the Company's current or former employees and requested documents related to fiscal years 2002 and 2003. The Company cooperated with this request. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last few years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. Similar to the SEC, the OSC has advised the Company that it has investigated whether the Company improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and the first quarter of 2004, and related disclosure issues. The OSC also investigated whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, and certain transactions associated with a corporate entity that the Company acquired in 2002, as well as issues relating to trading in its common shares. These issues include whether the Company's insiders complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in its shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are the Company's former directors) may have had conflicts of interest in relation to the trading of the Company's shares.

  Pursuant to a Notice of Hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act") would be held related to the issues surrounding the trading in the Company's common shares. The respondents in the hearing included former Chairman and CEO Eugene Melnyk and a former director of the Company, among others. The Company was not a party to this proceeding. The proceeding as against Eugene Melnyk has been settled. In a decision released June 20, 2008, a panel of the OSC found that the former director acted contrary to the public interest and breached section 107 of the Ontario Securities Act when he (a) failed to provide the Company with accurate information concerning shares over which he shared control and direction, (b) failed to file insider reports in respect of certain trades in the Company's securities and (c) engaged in a high volume of discretionary trading in its securities during blackout periods imposed by the Company. A sanctions hearing took place in April 2009 and a decision is under reserve.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  Pursuant to a Notice of Hearing dated March 24, 2008, the staff of the OSC gave notice that an administrative hearing would be held related to the other matters investigated. The notice named the Company, former Chairman and CEO Eugene Melnyk, former CFO Brian Crombie, and Kenneth Howling and John Miszuk, two former officers. On January 9, 2009, the OSC approved a settlement reached with the Company. Pursuant to the terms of this settlement, the Company paid approximately $5,300,000 in costs and sanctions and agreed to the appointment of an independent consultant to examine and report on the Company's training of its personnel concerning compliance with financial and other reporting requirements under applicable securities laws in Ontario. On January 27, 2009, the OSC approved a settlement with Messrs. Howling and Miszuk and on February 10, 2009 the OSC approved a settlement with Mr. Crombie. The Company understands that the matter is proceeding against Mr. Melnyk. The hearing has now concluded and a decision is under reserve.

  Securities Class Action

  On October 8, 2008, a proposed securities class action lawsuit was filed in the U.S. District Court Southern District of New York against the Company, its current Chairman, one current officer and two former officers. The complaint was filed on behalf of all persons and entities that purchased the Company's securities from December 14, 2006 through July 19, 2007. The complaint related to public statements alleged to have been made in respect of Aplenzin™ (bupropion hydrobromide tablets) during the product's U.S. regulatory approval process. The Company believed the claim was without merit and filed a motion to dismiss this action in its entirety. The motion was granted and the action was dismissed with prejudice on May 8, 2009. Sanctions were thereafter sought by the Company. The decision granting the motion to dismiss was appealed by the Plaintiffs. Pursuant to an agreement reached between the parties, the Plaintiffs agreed to dismiss the appeal in exchange for the Company withdrawing its request for sanctions. On June 26, 2009, the appeal was dismissed. This matter has concluded.

  Antitrust

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceutical Industries Ltd. ("Teva") relating to two agreements: one between the Company and Elan for the licensing of Adalat CC products from Elan, and the other between the Company and Teva for the distribution of those products in the U.S. These actions were transferred to the U.S. District Court for the District of Columbia. The agreements in question have since been resolved as a result of a consent decree between Elan and Biovail and the U.S. Federal Trade Commission.

  The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the U.S. District Court for the District of Columbia. The Company has accepted service of this complaint, and the case is proceeding on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  The Company and the other defendants filed motions to dismiss, and the Court denied the Company's motion to dismiss the damage claims brought on behalf of both a purported class of so-called "direct

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  purchasers", generally consisting of distributors and large chain drug stores, and certain "direct purchasers" who have opted out of the class and sued the Company individually, but dismissed the claims of a class of consumers and so-called "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. The Court granted plaintiffs' motion for class certification on November 21, 2007 and certified a class of alleged "direct purchasers".

  In December 2007, the Company and the other defendants moved for the Court to reconsider that decision and the Court denied that motion on November 3, 2008. On November 18, 2008, the Company and the other defendants filed a petition in the D.C. Circuit pursuant to Fed. R. Civ. P. 23(f), requesting leave to appeal from the district court's grant of class certification. The D.C. Circuit denied the defendants leave to appeal on February 23, 2009. On March 25, 2009, Defendants filed a petition in the D.C. Circuit for rehearing of their petition requesting leave to appeal. This request was denied.

  On December 23, 2008, the Company and the other defendants moved for summary judgment in the district court to dismiss the entirety of the case. This motion was fully briefed in early June 2009 and a related hearing took place on October 7, 2009. A decision is pending. No trial date has been set.

  On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the U.S. District Court for the District of Massachusetts against the Company, GlaxoSmithKline plc, and SmithKline Beecham Inc. (the latter two of which are referred to here as "GSK") seeking damages and alleging that the Company and GSK took actions to improperly delay FDA approval for generic forms of Wellbutrin XL®. The direct purchaser plaintiff in the Massachusetts federal court lawsuit voluntarily dismissed its complaint on May 27, 2008, and shortly thereafter re-filed a virtually identical complaint in the U.S. District Court for the Eastern District of Pennsylvania. In late May and early June 2008, a total of seven additional direct and indirect purchaser class actions were also filed against the Company and GSK in the Eastern District of Pennsylvania, all making similar allegations. These complaints have now been consolidated resulting in a lead direct purchaser and a lead indirect purchaser action.

  On September 10, 2008, the Company and GSK filed motions to dismiss both the direct and indirect purchaser actions. Those motions were heard on February 26, 2009. In the direct purchaser case, on March 13, 2009, the Court granted in part and denied in part the motions, dismissing the Sherman Act Section 2 monopolization claim that had been made by the direct purchasers against the Company. The Company and GSK answered the remaining claims in the direct purchaser case on April 16, 2009. On March 26, 2009, before an order issued on the motions to dismiss the indirect purchaser plaintiffs' claims, the indirect purchaser plaintiffs filed an amended complaint. The pending motions were therefore denied as moot, and new motions to dismiss the indirect purchaser plaintiffs' claims were filed on April 30, 2009. On July 30, 2009, the court dismissed all indirect purchaser claims except for the antitrust claims (limited as to Biovail's concerted actions) in California, Tennessee and Wisconsin and the consumer protection claims of California and Florida.

  Discovery has now commenced.

  The Company believes that each of these complaints lacks merit and that the Company' challenged actions complied with all applicable laws and regulations, including federal and state antitrust laws, FDA regulations, U.S. patent law, and the Hatch-Waxman Act.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Group stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by its patents and/or procuring the infringement of its patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. The Company delivered its reply on May 30, 2006, and pleadings closed in June 2006. The matter is proceeding in the ordinary course.

  In August 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessor RhoxalPharma Inc. by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in November of 2005. This action is proceeding in the ordinary course and a trial date has been set for May 10, 2010.

  On November 7, 2008, Novopharm brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Wellbutrin® SR due to prohibition proceedings taken against them by the Company under the Patented Medicine (NOC) Regulations. The prohibition proceedings were subsequently dismissed in January 2005. The parties have reached an agreement in principle to resolve this matter for a settlement amount to be paid by the Company that is not material.

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER 500 mg, a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. The hearing in this matter will take place from November 23 to 26, 2009.

  Par Pharmaceutical Companies, Inc. ("Par") filed an Abbreviated New Drug Application ("ANDA") with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200 mg. On May 9, 2007, Biovail Laboratories International SRL ("BLS"), along with Purdue Pharma Products L.P. ("Purdue"), Napp Pharmaceutical Group Ltd. ("Napp") and Ortho-McNeil, Inc. ("OMI") filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100 mg. On June 28, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100 mg strength formulation.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300 mg. On October 24, 2007, the same plaintiffs filed another complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300 mg strength formulation. A Markman hearing claims construction ruling was released on November 4, 2008.

  BLS filed, and was granted, a motion for dismissal of BLS from the cases. Subsequently, OMI has also been dismissed from the case. The matter continues between the plaintiff and Par. BLS's and OMI's dismissals from the case are not expected to substantively impact the proceedings.

  The hearing in this matter commenced and concluded in April 2009. Closing submissions were completed on June 15, 2009. On August 14, 2009, the District Court found in favour of Par, holding that, while Par infringed the patent claims, the patent claims at issue were invalid (there cannot be infringement of invalid claims). The Company understands that Par has now received tentative approval from the FDA for its 100mg and 200mg products, but has not yet received final approval from the FDA. Purdue filed an appeal of the decision with the Court of Appeals for the Federal Circuit on September 3, 2009. OMI also appealed its dismissal at the same time, but the appeal has been withdrawn.

  On July 2, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended release Tablets, 100 mg, a generic version of Ultram® ER, from Impax. BLS filed suit along with Purdue, Napp and OMI in the U.S. District Court for the District of Delaware pursuant to the provisions of the Hatch-Waxman Act. As a result, FDA approval of Impax's generic product has been automatically stayed for 30 months until January 2, 2011. BLS filed, and was granted, a motion for dismissal from the case. OMI has also been dismissed from this case. This matter is continuing between Par and Purdue and is currently in discovery.

  On September 23, 2008, the Company received a Notice of Paragraph IV Certification for Tramadol Hydrochloride Extended release Tablets, 200 mg and 300 mg, generic versions of Ultram® ER, from Impax. Purdue, Napp and OMI filed a complaint in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. OMI has been dismissed from this case. The matter is proceeding in the ordinary course between Impax and Purdue.

  On or about July 22, 2009 the Company received a Notice of Paragraph IV Certification ("Notice") from Paddock Laboratories Inc. ("Paddock") for tramadol hydrochloride extended release tablets in 100, 200 and 300 mg dosage strengths, a generic version of Ultram® ER. Purdue filed suit against Paddock on September 4, 2009 in the U.S. District Court for the District of Minnesota, thereby triggering a 30-month stay against the approval of Paddock's ANDA. Purdue has requested the Court to stay the litigation, pending resolution of its appeal in the Par case. The Company is not a party to this litigation.

  The Company has also received a Notice of Paragraph IV Certification ("Notice") dated and mailed on September 15, 2009 from Cipher Pharmaceuticals, Inc. ("Cipher") who have filed a New Drug Application ("NDA") pursuant to Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act for tramadol hydrochloride extended release tablets in 100, 200 and 300 mg dosage strengths, a generic version of Ultram® ER. Purdue filed suit against Cipher in the U.S. District Court for the Eastern District of Virginia

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  on October 30, 2009, thereby triggering a 30-month stay. Purdue has indicated that it will seek a stay of its case against Cipher, pending resolution of its appeal in the Par case. The Company is not a party to this litigation.

  Purdue has also requested a stay of the actions pending a decision from the Panel on Multidistrict Litigation ("MDL") to create an MDL for the various Ultram® ER cases that have been filed. Purdue is seeking to consolidate the cases.

  BLS filed an ANDA with the FDA seeking approval to market Venlafaxine Hydrochloride Extended Release capsules equivalent to the 37.5, 75 and 150 mg doses of Effexor® XR. On June 26, 2008, Wyeth filed a complaint against the Company, Biovail Technologies Ltd. and BLS in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 6,274,171 B1, 6,403,120 and 6,419,958 B2 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. On September 25, 2008 the Company filed its Answer and Affirmative Defenses along with counterclaims of non-infringement and invalidity. The case is currently stayed, pending settlement discussions.

  On or about June 26, 2008, BLS received Notices from Sun Pharmaceutical Industries, Ltd., India ("Sun India") for diltiazem hydrochloride extended release capsules, 120, 180, 240, 300, and 360 mg strengths, a generic version of Cardizem® CD. On August 8, 2008, BLS filed suit against Sun India in the U.S. District Court of New Jersey alleging patent infringement of U.S. Patent Nos. 5,470,584, 5,286,497 and 5,439,689 pursuant to the provisions of the Hatch Waxman Act. BLS has also sought declaratory judgment of infringement for all three patents. These suits are expected to result in a 30-month stay of the FDA approval of the 120, 180, 240 and 300 mg strengths. The patents-in-suit were listed in the Orange Book against the 360 mg strength after the filing of the complaint in this action. On September 30, 2008 Sun India delivered its Answer and Counterclaim, which include declarations of non-infringement, invalidity and unenforceability as well as certain antitrust allegations. This case is currently stayed, pending settlement discussions.

  BLS filed an ANDA with the FDA seeking approval to market Fenofibrate Tablets in 48 mg and 145 mg dosage sizes. On November 3, 2008, Abbott and Laboratoires Fournier S.A. filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 6,277,405, 7,037,529, and 7,041,319 by the filing of the ANDA, thereby triggering a 30-month stay of FDA's approval of that application. This matter has now been transferred to the District of New Jersey. On November 3, 2008, Elan Pharma International Ltd. and Fournier Laboratories Ireland Ltd. also filed a complaint against Biovail Corporation and BLS in the U.S. District Court for the District of New Jersey alleging infringement of U.S. Patent Nos. 5,145,684, 7,276,249, and 7,320,802 by the filing of the ANDA. The Answers and Counterclaims of Biovail Corporation and BLS have been filed. These cases are proceeding in the ordinary course. No trial date has yet been set.

  On or about December 1, 2008, the FDA accepted an ANDA filed by BLS seeking approval to market generic formulations of the 200 mg, 300 mg and 400 mg strengths of quetiapine fumarate extended release tablets (sold under the brand name Seroquel® XR by AstraZeneca Pharmaceuticals LP ("AstraZeneca"). On January 9, 2009, AstraZenca and AstraZeneca UK Limited filed a complaint against Biovail Corporation, BLS, and BTA Pharmaceuticals, Inc. in the U.S. District Court for the District New Jersey alleging infringement of U.S. Patent Nos. 4,879,288 and 5,948,437 by the filing of that ANDA, thereby triggering a 30-month stay of the FDA's approval of that application. Answers and Counterclaims have been filed. Discovery relating to invalidity of the '288 patent has been stayed pending a decision from the Court

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  of Appeals for the Federal Circuit in a related case not involving the Company. The case, including discovery on the '437 patent, is proceeding in the ordinary course. No trial date has yet been set.

  On or about July 3, 2009, BLS received a Notice from Cary Pharmaceuticals Inc. ("Cary"), related to Cary's NDA pursuant to Section 505(B)(2) for bupropion hydrochloride 450 mg extended-release tablets. The Certification references U.S. Patent No. 6,096,341 which is listed in The Orange Book for the 150 and 300 mg dosage strength of Wellbutrin XL®, and No. 6,143,327, which is currently listed in The Orange Book for the 150 mg dosage strength of Wellbutrin XL®. On August 13, 2009, the company filed suit in the U.S. District Court for the District of Delaware, thereby triggering a 30-month stay of the approval of Cary's NDA. The Complaint was served on Cary on August 24, 2009 and Cary served its Answer on September 24, 2009. The case is proceeding in the ordinary course.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of the Company's shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act.

  The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendant Hallmark Funds was voluntarily dismissed from the action by the Company.

  The lawsuit was removed from New Jersey State Court to federal court by the defendants in March 2006 and was remanded back to the New Jersey State Court in January 2007. No substantive activity occurred during this period.

  On January 26, 2007, the Company was found to have breached the terms of a protective order in a securities class action then proceeding against it and certain of its former officers in New York Federal Court (the "New York class action"). The New York class action was settled in December 2008. Specifically, the Company was found to have breached the terms of the protective order by using documents obtained from a non-party in the S.A.C. Complaint. The Court ordered that the Company and its counsel return copies of the documents and redact the S.A.C. Complaint accordingly. On February 22, 2007, the Company filed an Amended Complaint.

  The case was subsequently stayed by an order of the Trial Judge, dated March 16, 2007, pending disposition of certain issues in a factually similar shareholder class action that did not involve the Company (the "New Jersey shareholder class action").

  On September 10, 2007 the Company resolved a motion for sanctions previously pending in the New York class action in connection with the breach of the protective order referred to above. As part of that resolution, the Company dismissed defendant Maris from this action and filed a First Amended Complaint on October 3, 2007.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

17.   LEGAL PROCEEDINGS (Continued)

  The stay of this action imposed by the Court's March 16, 2007 Order was lifted on March 20, 2009. On April 17, 2009, the Company filed a motion for leave to file a Second Amended Complaint, amending the allegations to assert trade libel and conspiracy, and seeking damages in excess of $100,000,000. The proposed Second Amended Complaint names as defendants only the S.A.C. related entities, Timothy McCarthy and Gradient Analytics, LLC (formerly Camelback Research Alliance Inc.). All other remaining defendants have been dismissed from the lawsuit.

  The named defendants opposed the filing of the Second Amended Complaint and moved to dismiss it. The motion was heard on July 10, 2009. The Court requested further written submissions related to this motion, which were filed on or before July 31, 2009. A decision was subsequently rendered in the Defendants favour on August 20, 2009. As a result, the matter has now been dismissed.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. On October 16, 2009, the Supreme Court of Alabama issued an opinion reversing judgments in favour of the State in the first three cases that were tried against co-defendant companies. The Supreme Court also rendered judgment in favour of those defendants, finding that the State's fraud-based theories failed as a matter of law. The Company's case is presently scheduled to proceed to trial in January 2011.

  The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. The cases were subsequently remanded and, following the remand, the New York State Litigation Coordinating Panel granted the defendants' application to coordinate the three actions for pretrial purposes in Erie County. Discovery is ongoing with trial presently scheduled to commence in February 2011.

  On May 6, 2008, BLS commenced an arbitration under FINRA rules against an investment institution at which it held a cash management account seeking $26,775,000 in compensatory damages and $53,550,000 in punitive damages. The Statement of Claim alleged that the investment institution, as non-discretionary manager of BLS's cash management account, fraudulently or negligently, and in breach of the parties' customer agreement, invested BLS's assets in auction rate securities, which were not among BLS's approved investments. The investment institution subsequently delivered its Answer and Response. A hearing was scheduled to commence on July 8, 2009. The matter has now been settled as between the parties for payment to BLS in the amount of $22,000,000. BLS continues to hold the auction rate securities.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

18.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment.

19.   SUBSEQUENT EVENT

  Sale and Leaseback

  On November 4, 2009, the Company completed the sale and leaseback of its corporate headquarters in Mississauga, Ontario, for net proceeds of $17,765,000. Included in this transaction was a vacant parcel of land adjacent to this facility, which was sold but not leased back. The Company recognized a loss on disposal of $11,004,000 at the transaction date. The Company will continue to occupy the facility under a 20-year operating lease at market rental rates.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the unaudited consolidated financial statements, and condensed notes thereto, prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for the interim period ended September 30, 2009 (our "Consolidated Financial Statements"). This MD&A should also be read in conjunction with the annual MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on February 27, 2009 with the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators ("CSA") (the "2008 Form 20-F").

        Additional information relating to our Company, including the 2008 Form 20-F, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

        Unless otherwise indicted herein, the discussion and analysis contained in this MD&A are as of November 6, 2009.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  intent and ability to implement and effectively execute plans and initiatives associated with our strategic focus on products targeting specialty central nervous system ("CNS") disorders and the anticipated impact of such strategy;

  •
  intent and ability to complete acquisitions and/or licensing opportunities in connection with our specialty CNS strategy;

  •
  ability to successfully integrate the acquisition of the worldwide development and commercialization rights to tetrabenazine into our business operations, and the expected impact of this acquisition on our revenues and cash flows;

  •
  the timing, results, and progress of research and development efforts, including, but not limited to, the estimated costs and expected timing to complete the development of BVF-018 and RUS-350 (tetrabenazine), and efforts related to the development of BVF-036, BVF-040 and BVF-048 (pimavanserin), BVF-025 (JP-1730/fipamezole), and BVF-324 (tramadol);

  •
  our ability to secure other development partners for BVF-018 and RUS-350;

  •
  the expected impact of the acquisition of the full U.S. commercialization rights to Wellbutrin XL® on our revenues and cash flows;

  •
  intent and ability to use a net share settlement approach upon conversion of our 5.375% Senior Convertible Notes due 2014 ("Notes");

  •
  our ability to satisfy the financial and non-financial covenants of our new credit facility;

  •
  the expected level of expenses associated with internal research and development programs;

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

  •
  timing regarding the planned closure of our two Puerto Rico manufacturing facilities and the associated costs, the anticipated impact of such closure, our ability to sell or divest these facilities, as well as the possible impact on our manufacturing processes;

  •
  beliefs related to the costs and future benefits regarding the closure of our Mississauga, Ontario research and development facility and consolidation of our Chantilly, Virginia research and development operations, as well as the possible impact on our research and development processes;

  •
  intent regarding and timing of the planned disposals of non-core assets, and the anticipated proceeds of such dispositions;

  •
  beliefs and positions related to, results of, and costs associated with, certain legacy litigation and regulatory proceedings;

  •
  intent and ability to repurchase our common shares under our share repurchase program;

  •
  intent and ability to make future dividend payments;

  •
  views and beliefs related to the outcome of patent infringement trial proceedings regarding, and the timing of the introduction of generic competition related to, Ultram® ER;

  •
  expected timing of the introduction of a generic version of Cardizem® LA;

  •
  timing regarding the Zovirax® price allowance and the anticipated impact on the contribution from Zovirax® product sales;

  •
  expected level of demand for diltiazem-based products;

  •
  sufficiency of cash resources, including those available under the accordion feature of our new credit facility, to support future spending requirements;

  •
  expected capital expenditures and business development activities;

  •
  impact of market conditions on our ability to access additional funding at reasonable rates;

  •
  investment recovery, liquidity, valuation, and impairment conclusions associated with our investment in auction rate securities;

  •
  our conclusion that we do not intend to sell the auction rate securities and it is not more likely than not that we will be required to sell these securities before a recovery of their amortized cost bases;

  •
  expected timing and amount of principal and interest payments related to long-term obligations;

  •
  expected potential milestone payments in connection with pimavanserin, JP-1730/fipamezole, and other research and development arrangements;

  •
  ability to manage exposure to foreign currency exchange rate changes and interest rates; and

  •
  expected impact of the adoption of new accounting guidance.

        These forward-looking statements may not be appropriate for other purposes.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target", "potential", and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the opportunities present in the market for therapies for specialty CNS disorders; and the resolution of insurance claims relating to certain litigation and regulatory proceedings. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA"), Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and ability to generate operating cash flows and satisfy applicable laws for dividend payments, the continuation of the recent market turmoil, market liquidity for our common shares, our ability to secure third-party manufacturing arrangements, our satisfaction of applicable laws for the repurchase of our common shares, our ability to retain the limited number of customers from which a significant portion of our revenue is derived, the impact of a decline in our market capitalization on the carrying value of goodwill, reliance on key strategic alliances, delay in or transition issues arising from the closure of our Puerto Rico and Mississauga facilities and the consolidation of our Chantilly operations, the successful implementation of our specialty CNS strategy, our eligibility for benefits under tax treaties, the continued availability of low effective tax rates for the business profits of our principal operating subsidiary, the availability of raw materials and finished products, the regulatory environment, the unpredictability of protection afforded by our patents and other intellectual proprietary property, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, the ability to manufacture and commercialize pipeline products, unanticipated interruptions in our manufacturing operations or transportation services, the expense, timing and uncertain outcome of legal and regulatory proceedings and settlements thereof, payment by insurers of insurance claims, currency and interest rate fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for auction rate securities held as investments, and other risks detailed from time to time in our filings with the SEC and the CSA, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Key Information — Risk Factors" under Item 3.D of our 2008 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement, except as may be required by law.

FOREIGN PRIVATE ISSUER STATUS

        As a result of an increase in the proportion of our outstanding voting securities held by U.S. residents as of June 30, 2009, we have determined that we no longer qualify as a foreign private issuer under the rules and regulations of the SEC. Accordingly, effective January 1, 2010, we will be required to satisfy our reporting obligations using U.S. domestic reporting forms and will become subject to other rules applicable to a U.S. domestic issuer, including reporting our financial results for the fiscal year ended December 31, 2009 on Form 10-K.

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. We have various research and development, clinical research, manufacturing and commercial operations located in Barbados, Canada, the U.S., and Puerto Rico.

        Prior to May 2008, we focused our growth on the development and large-sale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. Our main therapeutic areas of focus were non-specialty CNS disorders, pain management and cardiovascular disease. In May 2008, as a result of significant changes in the environment for oral controlled-release products over the previous several years, we developed a new business model focused on the development and commercialization of medicines that address unmet medical needs in niche specialty CNS markets.

RECENT DEVELOPMENTS

Business Development

JP-1730/Fipamezole

        On August 24, 2009, we entered into a collaboration and license agreement with Santhera Pharmaceuticals (Switzerland) Ltd., a subsidiary of Santhera Pharmaceuticals Holding AG ("Santhera"), to acquire the U.S. and Canadian rights to develop, manufacture and commercialize JP-1730/fipamezole for the treatment of Dyskinesia in Parkinson's Disease ("DPD") (BVF-025). JP-1730/fipamezole for DPD is directly aligned with our specialty CNS strategy.

        Pursuant to the terms of the collaboration and license agreement, we made an upfront payment of $8.0 million to Santhera at the acquisition date, and made a further payment of $4.0 million to Santhera on October 5, 2009, upon the closing of Santhera's acquisition of Oy Juvantia Pharma Ltd. We could pay up to $35.0 million in potential developmental and regulatory milestones associated with the initiation of a Phase 3 study, regulatory submissions and approvals of JP-1730/fipamezole in DPD. Should we pursue a second indication, we could pay an additional $20.0 million milestone upon regulatory approval. We will also make royalty payments of 8% to 15% on net commercial sales of JP-1730/fipamezole, as well as additional milestone payments of up to $145.0 million as certain sales thresholds are met.

        This acquisition was accounted for as a purchase of intangible research and development assets with no alternative future use. Accordingly, the $8.0 million upfront payment, together with acquisition costs of $0.1 million, were charged to research and development expense at the acquisition date. The additional payment of $4.0 million made to Santhera on October 5, 2009, will be charged to research and development expense in the fourth quarter of 2009.

        We will be responsible for the JP-1730/fipamezole for DPD development programs and associated costs in the U.S. and Canada.

Tetrabenazine

        On June 19, 2009, we acquired the worldwide development and commercialization rights to the entire portfolio of tetrabenazine products, including Xenazine® and Nitoman®, held by Cambridge Laboratories (Ireland) Limited and its affiliates ("Cambridge"). We had previously obtained certain licensing rights to tetrabenazine in the U.S. and Canada through the acquisition of Prestwick Pharmaceuticals, Inc. ("Prestwick") in September 2008. By means of this acquisition, we have obtained Cambridge's economic interest in the supply of tetrabenazine for the U.S. and Canadian markets, as well as for a number of other countries in Europe and around the world through existing distribution agreements. We assumed Cambridge's royalty obligation to a third party on the worldwide sales of tetrabenazine.

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

        This acquisition was accounted for as a business combination under the acquisition method of accounting. The total purchase price of $226.8 million comprised cash consideration of $200.0 million paid on closing, and additional payments of $12.5 million and $17.5 million due to Cambridge on the first and second anniversaries of the closing date, respectively. These additional payments were fair valued at $26.8 million, using an imputed interest rate comparable to our available borrowing rate at the date of acquisition.

        The purchase price was allocated to a product rights intangible asset ($189.7 million), an acquired in-process research and development intangible asset ($36.0 million), and inventory ($1.1 million). The product rights intangible asset represents the value of the currently marketed immediate-release tetrabenazine products, with an estimated useful life of approximately nine years. The acquired in-process research and development intangible asset relates to a modified-release formulation of tetrabenazine under development initially for the treatment of Tourette Syndrome (BVF-018) and the development of an isomer of tetrabenazine (RUS-350), which were in pre-clinical stages of development at the acquisition date. BVF-018 has been granted Orphan Drug status by the FDA for the treatment of Tourette Syndrome in school-age children (ages 5-16), which provides the product with seven years of market exclusivity in the U.S. if successfully developed. We had a pre-Investigational New Drug application meeting with the FDA for this program in early July 2009, and contingent on successful safety assessments, our current plans are to initiate a Phase 2 clinical study in the third quarter of 2010. In respect of RUS-350, we plan to move this program into a Phase 2 clinical study in the first half of 2010, contingent on FDA concurrence and the outcome of pre-clinical assessments. We expect to complete the development of BVF-018 and RUS-350 in 2014. The total estimated costs to complete these projects for their primary indications are approximately $65 million to $70 million, which will be shared with at least one development partner and possibly others. Through September 30, 2009, we incurred total direct expenditures related to these projects of $1.6 million.

        The efforts required to develop BVF-018 and RUS-350 into commercially viable products include completion of the pre-clinical development, clinical-trial testing, regulatory approval, and commercialization. The principal risks relating to these projects include the outcomes of the formulation development, clinical studies, and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained. As a result, there is no certainty that any of our development efforts related to these projects will result in commercially viable products.

        We incurred $5.6 million of costs related to this acquisition, which were expensed in the second quarter of 2009.

        This transaction is expected to be accretive to revenue and is expected to provide minimal operating cash flows in 2009 and operating cash flows in the range of $23 million to $26 million in 2010. The amount of incremental revenue and earnings (excluding amortization of the acquired product rights intangible asset) recognized from the worldwide sales of tetrabenazine from the acquisition date to September 30, 2009, amounted to approximately $2.2 million and $2.5 million, respectively, in our consolidated statement of income.

Wellbutrin XL®

        On May 14, 2009, we acquired the full U.S. commercialization rights to Wellbutrin XL® from GlaxoSmithKline plc ("GSK"). We had supplied Wellbutrin XL® to GSK for marketing and/or distribution in the U.S. since September 2003. The Wellbutrin XL® product formulation was developed and is manufactured by us under our own patents and proprietary technology.

        This acquisition does not materially impact our existing agreement with GSK as it relates to countries outside the U.S. We will continue to manufacture and supply Wellbutrin XL® to GSK for distribution in these countries. In Canada, Wellbutrin® XL will continue to be marketed by our internal sales organization, Biovail Pharmaceuticals Canada ("BPC"). This acquisition is expected to be accretive to revenue by $90 million to

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

$100 million in 2009, and to generate significant cash flows that can be used to further expand our pipeline of specialty CNS products.

        Pursuant to the terms of the asset purchase agreement, we paid $510.0 million to GSK to acquire the U.S. New Drug Application for Wellbutrin XL®. We also obtained an exclusive, royalty-free license to the Wellbutrin XL® trademark for use in the U.S. This acquisition was accounted for as a purchase of identifiable intangible assets. Accordingly, the total purchase price (including costs of acquisition of $0.5 million) was allocated to the trademark intangible asset with an estimated useful life of 10 years. In addition, we acquired the Wellbutrin XL® finished goods inventory owned by GSK valued at $10.5 million.

Pimavanserin

        On May 1, 2009, we entered into a collaboration and license agreement with ACADIA Pharmaceuticals Inc. ("ACADIA") to acquire the U.S. and Canadian rights to develop, manufacture and commercialize pimavanserin in a number of neurological and psychiatric conditions, including Parkinson's disease psychosis ("PDP") (BVF-036), Alzheimer's disease psychosis ("ADP") (BVF-040), and, as an adjunctive therapy, to treat schizophrenia (BVF-048). Pimavanserin for PDP, ADP, and schizophrenia is directly aligned with our specialty CNS strategy.

        Pursuant to the terms of the collaboration and license agreement, we paid an upfront fee of $30.0 million to ACADIA, and could pay up to $160.0 million in potential developmental milestones associated with the successful completion of clinical trials, regulatory submissions and approvals for pimavanserin in the PDP and ADP indications. In addition, we could pay up to $45.0 million in success milestones for pimavanserin in a third indication. At this time, we intend to pursue pimavanserin for schizophrenia as the third indication. We will also make tiered royalty payments of 15% to 20% on net sales of products containing pimavanserin, as well as additional milestone payments of up to $160.0 million as certain net sales thresholds are met.

        This acquisition was accounted for as a purchase of intangible research and development assets with no alternative future use. Accordingly, the $30.0 million upfront payment, together with acquisition costs of $0.4 million, was charged to research and development expense at the acquisition date.

        We will be responsible for funding all of the pimavanserin for PDP, ADP and schizophrenia development expenses, other than the cost of two Phase 3 clinical trials for PDP that were in progress at the time of the agreement. The first of these Phase 3 PDP studies did not meet its primary endpoint of antipsychotic efficacy, but did meet the secondary endpoint of motoric tolerability. On October 5, 2009, we amended the collaboration and license agreement with ACADIA to provide that we will fund a third Phase 3 clinical trial for PDP; provided, however, that if the trial does not meet the primary endpoint, then ACADIA will reimburse us for 50% of the cost of the trial. If the third PDP trial or a subsequent pivotal trial in PDP meets its primary endpoint, we may credit 50% of the costs of the applicable trial against the potential milestone payment triggered by such trial. The amendment also provides that ACADIA may elect to pursue an initial clinical trial in ADP at its own expense. However, if the ADP trial meets its primary endpoint, then we would reimburse ACADIA 100% of the cost of the trial.

Financing Arrangements

5.375% Senior Convertible Notes due 2014

        On June 10, 2009, we issued $350.0 million principal amount of Notes in a private placement. The Notes were issued at par and interest is payable semi-annually on February 1 and August 1 of each year, beginning February 1, 2010. The Notes will mature on August 1, 2014. Noteholders may convert their Notes based on a conversion rate of 67.0880 common shares per $1,000 principal amount of Notes, equivalent to a conversion price of approximately $14.91 per share, subject to adjustment, at their option at any time prior to the maturity date under the following circumstances: (i) if the closing price of our common shares reaches, or the trading

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

price of the Notes falls below, specified thresholds; (ii) if the Notes have been called for redemption; (iii) upon the occurrence of specified corporate transactions; and (iv) during the 25 trading days prior to the maturity date. Upon conversion, we will have the option to deliver cash, common shares or a combination of cash and common shares. In addition, following certain corporate transactions, we will in certain circumstances increase the conversion rate for Noteholders who elect to convert their Notes in connection with such corporate transactions. Our current intent and policy is to settle the Notes using a net share settlement approach, such that the principal amount of any Notes tendered for conversion would be settled in cash, and any excess conversion value settled in common shares.

        We may redeem for cash all or a portion of the Notes at any time on or after August 2, 2012, at a purchase price equal to 100% of the principal amount being redeemed, plus any accrued and unpaid interest if the closing price of our common shares reaches a specified threshold. We may not otherwise redeem any of the Notes at our option prior to maturity, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes.

        If we experience specified types of fundamental changes, Noteholders may require us to repurchase for cash all or a portion of their Notes at a price equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest to, but excluding, the date of repurchase.

        The liability (debt) and equity (conversion option) components of the Notes were separately accounted for in a manner that reflects our borrowing rate for non-convertible debt with otherwise similar terms. The liability component was fair valued at $293.3 million and the equity component was valued on a residual basis at $56.7 million. The value assigned to the liability component was estimated based on a 9.5% market rate of interest for similar debt with no conversion rights. The value allocated to the liability component will be accreted to the face value of the Notes over the five-year period prior to maturity, using the effective interest method. The accretion of the liability component will be recognized as additional non-cash interest expense. The value assigned to the equity component was recorded in additional paid-in capital in shareholders' equity.

        We recognized a deferred tax liability of $16.0 million for the original basis difference between the principal amount of the Notes and the value allocated to the liability component, which resulted in a corresponding reduction to the valuation allowance recorded against our deferred tax assets. The recognition of the deferred tax liability and the corresponding reduction in the valuation allowance were recorded as offsetting adjustments to additional paid-in capital. In subsequent periods, the deferred tax benefit resulting from the reversal of the deferred tax liability, will be offset by the deferred tax expense related to the corresponding realization of the deferred tax assets.

Credit Facility

        On June 9, 2009, we established a $410.0 million senior secured revolving credit facility with a syndicate of banks. This facility matures on June 9, 2012 and replaces our former $250.0 million credit facility. The new facility contains an accordion feature that, subject to certain conditions, allows it to be increased to up to $550.0 million. This facility is guaranteed by our material subsidiaries and is secured by charges over substantially all of our Company's assets and the assets of our material subsidiaries, and is subject to certain financial and non-financial covenants. At September 30, 2009, we had outstanding borrowings of $55.0 million under this facility, and were in compliance with all covenants.

Auction Rate Security Settlement

        In May 2008, we commenced an arbitration against the investment bank that invested our assets in auction rate securities. In May 2009, we resolved this matter with the investment bank for a payment in the amount of $22.0 million, which represented a recovery of 82% of the original $26.8 million principal invested in these securities. We retained ownership of these securities under the terms of this settlement. This settlement does not

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

change our conclusion that we do not intend to sell these securities and it is not more likely than not that we will be required to sell these securities before a recovery of their amortized cost bases.

Restructuring

        In support of our specialty CNS strategy, we initiated restructuring measures in May 2008 that were intended to rationalize our manufacturing operations, pharmaceutical sciences operations, and general and administrative expenses. These measures included the closure of our research and development facility in Dublin, Ireland in August 2008, and the planned closure of our two manufacturing facilities in Puerto Rico in 2010. In addition, in May 2009, we announced our intention to close our research and development facility in Mississauga, Ontario, and to consolidate our research and development operations in Chantilly, Virginia.

        The following table summarizes the major components of the restructuring costs recognized through September 30, 2009:

	Asset Impairments		Employee Termination Benefits
					Contract Termination and Other Costs
($ in 000s)	Manufacturing	Pharmaceutical Sciences	Manufacturing	Pharmaceutical Sciences		Total
Balance, January 1, 2008	$—	$—	$—	$—	$—	$—
Costs incurred and charged to expense	42,602	16,702	3,309	2,724	4,865	70,202
Cash payments	—	—	—	(2,724)	(333)	(3,057)
Non-cash adjustments	(42,602)	(16,702)	—	—	(1,186)	(60,490)

Balance, December 31, 2008	—	—	3,309	—	3,346	6,655

Costs incurred and charged to expense	—	—	1,337	—	11	1,348
Cash payments	—	—	—	—	(118)	(118)

Balance, March 31, 2009	—	—	4,646	—	3,239	7,885

Costs incurred and charged to expense	6,515	1,542	1,281	1,618	411	11,367
Cash payments	—	—	(555)	(394)	(369)	(1,318)
Non-cash adjustments	(6,515)	(1,542)	—	—	—	(8,057)

Balance, June 30, 2009	—	—	5,372	1,224	3,281	9,877

Costs incurred and charged to expense	—	1,076	1,230	—	107	2,413
Cash payments	—	—	(793)	(702)	(216)	(1,711)
Non-cash adjustments	—	(1,076)	—	65	—	(1,011)

Balance, September 30, 2009	$—	$—	$5,809	$587	$3,172	$9,568

Manufacturing Operations

        We expect to incur employee termination costs of approximately $8.7 million in total for severance and related benefits payable to the approximately 240 employees who have or will be terminated as a result of the planned closure of our Puerto Rico manufacturing facilities. As these employees are required to provide service during the shutdown period in order to be eligible for termination benefits, we are recognizing the cost of those termination benefits ratably over the required future service period, including $1.2 million and $3.8 million recognized in the third quarter and first nine months of 2009, respectively, and $3.3 million recognized in 2008.

        In the second quarter of 2009, we recorded an additional impairment charge of $6.5 million to write-down the carrying value of the property, plant and equipment located in Puerto Rico, based on an assessment of the

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

local real estate market conditions for pharmaceutical facilities. We are continuing to actively market these facilities.

Pharmaceutical Sciences Operations

        In the second quarter of 2009, we incurred employee termination costs of $1.6 million for severance and related benefits payable to the approximately 50 employees who have or will be terminated as a result of the closure of our Mississauga, Ontario research and development facility, and the consolidation of our Chantilly, Virginia research and development operations. In addition, we recorded an impairment charge of $0.5 million related to the write-down of the carrying value of the equipment and leasehold improvements located at the Mississauga facility to their estimated fair value. In the third quarter and first nine months of 2009, we recognized $1.1 million and $1.5 million, respectively, of accelerated depreciation arising from a reduced useful life of the leasehold improvements located at the Chantilly facility. We also expect to incur lease termination costs of approximately $1.4 million related to vacating one of our premises in Chantilly prior to the end of 2009.

        In July 2009, we completed the sale of our Dublin, Ireland research and development facility for net cash proceeds of $5.2 million, which resulted in an additional write-down of $0.7 million to the carrying value of this facility in the second quarter of 2009.

Research and Development

        In addition to the programs described above under Business Development, we have initiated Phase 3 clinical trials in Europe for BVF-324 (the use of tramadol for the treatment of premature ejaculation). We anticipate that costs associated with internal research and development programs will increase in the fourth quarter of 2009, relative to the level seen in the first nine months of 2009, as a result of the initiation of the clinical program for BVF-324, and incremental costs associated with the development of tetrabenazine, pimavanserin, and JP-1730/fipamezole. We have, however, suspended further development of BVF-045, a combination product consisting of Aplenzin™ and an undisclosed selective serotonin reuptake inhibitor, as a result of being unable to secure a development partner.

        In March 2009, we announced the formation of an External Advisory Board — comprised of Franklin Berger, Dr. Mark Cochran, Dr. Kathleen Clarence-Smith, Dr. Robert Lenox, Dr. Karoly Nikolich and Dr. Ian Ragan — to oversee and provide medical, scientific, and commercial input into our development-pipeline efforts in specialty CNS disorders.

Sale of Non-Core Assets

        On November 4, 2009, we completed the sale and leaseback of our corporate headquarters in Mississauga, Ontario, for net proceeds of $17.8 million. Included in this transaction was a vacant parcel of land adjacent to this facility, which was sold but not leased back. We will recognize a loss on disposal of $11.0 million in the fourth quarter of 2009. We will continue to occupy the facility under a 20-year operating lease at market rental rates.

        In April 2009, we completed the sale of our corporate aircraft for proceeds of $5.3 million and entered into a four-year operating lease for this aircraft. This transaction resulted in a gain on disposal of approximately $0.9 million, which was deferred and will reduce future lease rental expense over the lease term.

Resolution of Legacy Litigation and Regulatory Matters

U.S. Attorney's Office (MA) Investigation

        On May 16, 2008, Biovail Pharmaceuticals, Inc. (now Biovail Pharmaceuticals LLC), a subsidiary of our Company, and our Company entered into agreements in principle to settle the U.S. Attorney's Office ("USAO")

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

for the District of Massachusetts investigation into activities surrounding the 2003 commercial launch of Cardizem® LA. On September 14, 2009, the agreements received Court approval, and Biovail Pharmaceuticals LLC and our Company paid $22.2 million and $2.4 million, respectively, to fully settle this matter.

Ontario Securities Commission Settlement

        On January 9, 2009, we announced that the Ontario Securities Commission ("OSC") approved a settlement agreement in respect of its investigation of our Company, related to specific accounting and financial disclosure practices from 2001 to March 2004. Pursuant to the terms of this agreement, we paid $5.3 million, including costs, to fully settle this matter. In addition, we agreed to the appointment of an independent consultant to examine and report on our Company's training of its personnel concerning compliance with financial and other reporting requirements under applicable securities laws in Ontario.

Share Repurchase Program

        On August 5, 2009, our Board of Directors approved the purchase of up to 15.8 million of our Company's common shares on the open market under a share repurchase program or normal course issuer bid, subject to a maximum of $75.0 million of common shares being repurchased during any fiscal year (unless such condition is waived or varied by our lenders). We have not repurchased any of our common shares under this program.

Efficiency Initiatives

        Our restructuring and expense reduction opportunities have proven to be greater than originally projected. As noted in our second quarter 2009 results, we anticipate that these efficiency initiatives, including the rationalization of our manufacturing and pharmaceutical sciences operations, once fully implemented, may now result in annual savings of $40 million to $60 million (previously $30 million to $40 million). Our ongoing and planned efficiency initiatives have resulted in cumulative charges to earnings of $92.5 million recorded through September 30, 2009. These charges are expected to be in the range of $100 million to $120 million (previously $80 million to $100 million), of which the cash component is expected to be $20 million to $40 million, including $17.7 million incurred through September 30, 2009.

        To date, we have realized approximately $55.0 million from the sale of non-core assets, including the proceeds on the disposal of our corporate headquarters. As a result of the weaker than expected real estate market conditions for pharmaceutical facilities in Puerto Rico and other market conditions, we now expect to realize approximately $80 to $90 million in proceeds from the sale of non-core assets, down from our previous estimate of approximately $100 million.

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MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

MAJOR PRODUCTS

        The following table displays selected information regarding our major brand name products by therapeutic area:

BRAND NAME	INDICATION(S)	MARKET	COMMERCIALIZATION

Specialty CNS

Xenazine®	Huntington's chorea	U.S.	Supply and distribution agreement with Ovation Pharmaceuticals, Inc., now known as Lundbeck Inc. ("Lundbeck") (a subsidiary of H. Lundbeck A/S).

Nitoman®	Hyperkinetic movement disorders, including Huntington's chorea	Canada	Marketed and distributed by BPC.

Xenazine®, Xenazina®	Hyperkinetic movement disorders	Territories other than the U.S. and Canada	Supply and distribution agreements with various third-party distributors.

Non-Specialty CNS

Wellbutrin XL®	Depression	U.S.	Distributed by our subsidiary BTA Pharmaceuticals, Inc. ("BTA")(1).

Wellbutrin XL®	Depression	Territories other than the U.S. and Canada	Supply and distribution agreement with affiliates of GSK.

Ativan®	Anxiety	U.S.	Distributed by BTA.

Aplenzin™	Depression	U.S.	Supply and distribution agreement with sanofi-aventis U.S. LLC ("sanofi-aventis").

Wellbutrin® XL, SR	Depression	Canada	Marketed and/or distributed by BPC.

Zyban®	Smoking cessation	Canada	Distributed by BPC.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

BRAND NAME	INDICATION(S)	MARKET	COMMERCIALIZATION

Pain Management

Ultram® ER	Moderate to moderately severe chronic pain	U.S.	Supply and distribution agreement with Ortho-McNeil, Inc., now known as PriCara (a division of Ortho-McNeil-Janssen Pharmaceuticals, Inc.).

Ralivia®	Moderate to moderately severe chronic pain	Canada	Marketed and distributed by BPC.

Antiviral

Zovirax®	Herpes	U.S.	Distributed by BTA and promoted by Sciele Pharma, Inc. ("Sciele") from December 2006 until October 2008. In January 2009, Publicis Selling Solutions, Inc. ("PSS"), a contract sales organization, assumed promotional responsibility.

Cardiovascular

Cardizem® LA	Hypertension and angina	U.S.	Supply and distribution agreement with Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott Laboratories).

Cardizem® CD	Hypertension and angina	U.S.	Distributed by BTA.

Vasotec®, Vaseretic®	Hypertension and congestive heart failure	U.S.	Distributed by BTA.

Tiazac®, Generic Tiazac®	Hypertension and angina	U.S.	Supply and distribution agreement with Forest Laboratories, Inc. ("Forest") and its affiliates.

Isordil®	Angina	U.S.	Distributed by BTA.

Glumetza®	Type 2 diabetes	U.S.	Supply agreement with Depomed, Inc.

Tiazac® XC, Tiazac®	Hypertension and angina	Canada	Marketed and/or distributed by BPC.

Glumetza®	Type 2 diabetes	Canada	Marketed and distributed by BPC.

Cardizem® CD	Hypertension and angina	Canada	Distributed by BPC.

(1)
Prior to May 14, 2009, Wellbutrin XL® was manufactured and supplied to affiliates of GSK for distribution in the U.S. (as described above under "Recent Developments — Business Development — Wellbutrin XL®").

        In addition to the major brand name products noted above, our product portfolio includes bioequivalent ("Generic") versions of Adalat CC, Cardizem® CD, Procardia XL and Voltaren XR products, which we supply to an affiliate of Teva Pharmaceuticals Industries Ltd. ("Teva") for distribution in the U.S.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

OVERVIEW

	Three Months Ended September 30				Nine Months Ended September 30
	2009	2008	Change		2009	2008	Change
($ in 000s, except per share data)	$	$	$	%	$	$	$	%
Revenue	212,523	181,089	31,434	17	579,377	575,682	3,695	1
Operating expenses	154,179	132,726	21,453	16	456,871	488,452	(31,581)	(6)
Net income	40,362	48,437	(8,075)	(17)	103,455	79,524	23,931	30
Basic and diluted earnings per share	0.25	0.31	(0.06)	(19)	0.65	0.50	0.15	30

Cash dividends declared per share	0.090	0.375	(0.285)	(76)	0.555	1.125	(0.570)	(51)

	At September 30 2009	At December 31 2008	Change
	$	$	$	%
Cash and cash equivalents	49,406	317,547	(268,141)	(84)
Long-term obligations, including current portion	378,345	—	378,345	NM

NM — Not meaningful

Results of Operations

        Total revenue increased $31.4 million, or 17%, to $212.5 million in the third quarter of 2009, compared with $181.1 million in the third quarter of 2008, and increased $3.7 million, or 1%, to $579.4 million in the first nine months of 2009, compared with $575.7 million in the first nine months of 2008. Significant factors contributing to these year-over-year increases were the incremental revenue from Wellbutrin XL®, following the acquisition of the full U.S. commercialization rights in May 2009, and the inclusion of sales of Xenazine® and Aplenzin™ products, which were added to our product portfolio since the third quarter of 2008, as well as higher prescription demand for generic Tiazac®. Those factors were partially offset by declines in revenue from Generic products, due mainly to a delay in certain sales to Teva from the third quarter to the fourth quarter of 2009, and the recognition in the third quarter of 2008 of an adjustment made in our favour by Teva related to prior year chargebacks. In addition, we recorded declines in Ultram® ER product sales, as a result of lower prescription demand and a reduction of inventory levels in the distribution channels in anticipation of potential generic competition. Product sales revenue was also negatively impacted in the third quarter of 2009 by an increase in Medicaid rebates, as a result of higher utilization of these governmental programs due to current economic conditions in the U.S.

        Total operating expenses increased $21.5 million, or 16%, to $154.2 million in the third quarter of 2009, compared with $132.7 million in the third quarter of 2008, and declined $31.6 million, or 6%, to $456.9 million in the first nine months of 2009, compared with $488.5 million in the first nine months of 2008. The year-over-year increase in operating expenses in the third quarter of 2009, reflected increased amortization of intangible assets associated with the acquisitions of the full U.S. commercialization rights to Wellbutrin XL® in May 2009 and the worldwide development and commercialization rights to tetrabenazine in June 2009, as well as the acquisition of Prestwick in September 2008. The year-over-year decline in operating expenses in the first nine months of 2009, reflected primarily lower restructuring costs and legal settlements, partially offset by the increased amortization of the acquired Wellbutrin XL® and tetrabenazine intangible assets.

        In the second quarter of 2009, we recognized a gain of $22.0 million in connection with the auction rate security settlement. Interest expense increased $10.8 million and $14.7 million in the third quarter and first nine

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

months of 2009, compared with the corresponding periods of 2008, as a result of the financing activities completed in the second quarter of 2009.

        Our effective tax rate, as adjusted for certain items that are not deductible or do not effect the income tax provision because of unrecognized tax losses in the local jurisdictions, increased to approximately 15% in each of the third quarter and first nine months of 2009, compared with approximately 7% in each of the corresponding periods of 2008, as a result of the recording of deferred income tax provisions of $3.8 million and $12.0 million in the third quarter and first nine months of 2009, respectively, related to the utilization of recognized operating loss carryforwards to reduce taxable income in the U.S.

        Changes in foreign currency exchange rates decreased total revenue by approximately $1.4 million, or 0.7%, and $9.4 million, or 1.6%, in the third quarter and first nine months of 2009, respectively, compared with the corresponding periods of 2008, due to a weakening of the Canadian dollar relative to the U.S. dollar. A weaker Canadian dollar, while unfavourable on revenue, has a positive impact on our operating expenses. As our Canadian dollar-denominated expenses moderately exceeded our Canadian dollar-denominated revenue base, the depreciation of the Canadian dollar in the third quarter and first nine months of 2009, compared with the corresponding periods of 2008, had the overall effect of slightly increasing our net income as reported in U.S. dollars.

        Net income declined $8.1 million, or 17%, to $40.4 million (basic and diluted earnings per share ("EPS") of $0.25) in the third quarter of 2009, compared with $48.4 million (basic and diluted EPS of $0.31) in the third quarter of 2008, and increased $23.9 million, or 30%, to $103.5 million (basic and diluted EPS of $0.65) in the first nine months of 2009, compared with $79.5 million (basic and diluted EPS of $0.50) in the first nine months of 2008. The following table displays specific items that impacted net income in the third quarters and first nine months of 2009 and 2008, and the impact of these items (individually and in the aggregate) on basic and diluted EPS. EPS figures may not add due to rounding.

	Three Months Ended September 30				Nine Months Ended September 30
	2009		2008		2009		2008
($ in 000s, except per share data; Income (Expense))
	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Acquired in-process research and development(1)	$(8,126)	$(0.05)	$—	$—	$(38,540)	$(0.24)	$—	$—
Gain on auction rate security settlement	—	$—	—	$—	22,000	$0.14	—	$—
Restructuring costs	(2,413)	$(0.02)	(7,587)	$(0.05)	(15,128)	$(0.10)	(59,347)	$(0.37)
Acquisition-related costs	—	$—	—	$—	(5,596)	$(0.04)	—	$—
Impairment losses on debt and equity securities	(385)	$—	(1,223)	$(0.01)	(4,709)	$(0.03)	(5,328)	$(0.03)
SEC/OSC independent consultant costs(2)	169	$—	—	$—	(2,804)	$(0.02)	—	$—
Proxy contest costs(2)	(399)	$—	(728)	$—	(1,028)	$(0.01)	(6,142)	$(0.04)
Gain on disposal of investments	466	$—	4,156	$0.03	804	$0.01	7,617	$0.05
Write-down of deferred financing costs(3)	—	$—	—	$—	(537)	$—	—	$—
Legal settlements	—	$—	(2,000)	$(0.01)	(241)	$—	(26,648)	$(0.17)
Management succession costs(2)	—	$—	—	$—	—	$—	(6,052)	$(0.04)
Equity loss	—	$—	—	$—	—	$—	(1,195)	$(0.01)

Total	$(10,688)	$(0.07)	$(7,382)	$(0.05)	$(45,779)	$(0.29)	$(97,095)	$(0.61)

(1)
Included in research and development expenses.

(2)
Included in selling, general and administrative expenses.

(3)
Included in interest expense.

        The net impact of the preceding specific items on our provision for income taxes in each of the periods presented was not material.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Cash Dividends

        Cash dividends declared per share were $0.09 and $0.555 in the third quarter and first nine months of 2009, respectively, compared with $0.375 and $1.125 in the corresponding periods of 2008. In May 2009, our Board of Directors approved a modification of our dividend policy, which now contemplates the payment of a quarterly dividend of $0.09 per share, compared with $0.375 per share under the former policy. The declaration of future dividends pursuant to this new policy remains subject to the discretion of the Board of Directors, and our Company's business, results of operations, cash flows, and financial condition. On November 4, 2009, our Board of Directors declared a quarterly cash dividend of $0.09 per share, payable on January 4, 2010.

Financial Condition

        At September 30, 2009 and December 31, 2008, we had cash and cash equivalents of $49.4 million and $317.5 million, respectively. In the second quarter of 2009, we obtained financing of $350.0 million from the issuance of the Notes, and $410.0 million under our new credit facility, of which we had drawn $55.0 million at September 30, 2009 (compared with $130.0 million at June 30, 2009). We used these proceeds (net of financing costs incurred), together with a substantial portion of our existing cash resources, to fund the following acquisition activities:

  •
  $510.0 million for the full U.S. commercialization rights to Wellbutrin XL®;

  •
  $200.0 million for the worldwide development and commercialization rights to tetrabenazine;

  •
  $30.0 million for the U.S. and Canadian rights to develop, manufacture and commercialize pimavanserin; and

  •
  $8.0 million for the U.S. and Canadian rights to develop, manufacture and commercialize JP-1730/fipamezole.

        In addition, in the third quarter of 2009, we paid $24.6 million in respect of the settlement of the USAO investigation.

        At September 30, 2009, we had a long-term obligation to Cambridge of $27.3 million in connection with the tetrabenazine acquisition. In addition, we had dividends payable of $14.2 million in respect of our second quarter 2009 results, which was paid on October 5, 2009. In the first quarter of 2009, we deposited $5.2 million into escrow (which is recorded as restricted cash on the consolidated balance sheet at September 30, 2009) pursuant to the terms of a potential undisclosed business transaction.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

Revenue

        The following table displays the dollar amount of each source of revenue in the third quarters and first nine months of 2009 and 2008; the percentage of each source of revenue compared with total revenue in the

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

respective period; and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended September 30						Nine Months Ended September 30
($ in 000s)	2009		2008		Change		2009		2008		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Product sales	204,291	96	170,530	94	33,761	20	557,400	96	543,110	94	14,290	3
Research and development	3,392	2	5,465	3	(2,073)	(38)	10,362	2	18,522	3	(8,160)	(44)
Royalty and other	4,840	2	5,094	3	(254)	(5)	11,615	2	14,050	2	(2,435)	(17)

Total revenue	212,523	100	181,089	100	31,434	17	579,377	100	575,682	100	3,695	1

Product Sales

        The following table displays product sales by internal reporting category in the third quarters and first nine months of 2009 and 2008; the percentage of each category compared with total product sales in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended September 30						Nine Months Ended September 30
($ in 000s)	2009		2008		Change		2009		2008		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Wellbutrin XL®	58,606	29	16,587	10	42,019	253	115,861	21	105,863	19	9,998	9
Aplenzin™	2,660	1	—	—	2,660	NM	8,151	1	—	—	8,151	NM
Ultram® ER	12,139	6	20,837	12	(8,698)	(42)	49,319	9	64,107	12	(14,788)	(23)
Xenazine®/Nitoman®	13,692	7	466	—	13,226	NM	31,423	6	466	—	30,957	NM
Zovirax®	30,824	15	32,767	19	(1,943)	(6)	100,013	18	107,422	20	(7,409)	(7)
Biovail Pharmaceuticals Canada	20,704	10	18,246	11	2,458	13	54,231	10	52,899	10	1,332	3
Cardizem® LA	13,728	7	13,191	8	537	4	30,790	6	33,883	6	(3,093)	(9)
Legacy	41,799	20	42,139	25	(340)	(1)	122,945	22	115,477	21	7,468	6
Generic	9,757	5	25,669	15	(15,912)	(62)	43,782	8	61,836	11	(18,054)	(29)
Glumetza® (U.S.)	382	—	628	—	(246)	(39)	885	—	1,157	—	(272)	(24)

Total product sales	204,291	100	170,530	100	33,761	20	557,400	100	543,110	100	14,290	3

NM — Not meaningful

Wholesaler Inventory Levels

        Three drug wholesale customers account for the majority of our Zovirax®, off-patent branded pharmaceutical ("Legacy"), and, since May 14, 2009, Wellbutrin XL® product sales in the U.S. Our distribution agreements with these wholesalers limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As indicated in the following table, at September 30, 2009, these wholesalers owned

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

overall 0.9 months of supply of our products (compared with 1.1 months at December 31, 2008), of which only $0.2 million of inventory had less than 12 months remaining shelf life.

		At September 30, 2009			At December 31, 2008
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$11,402	1.0	$93	$17,769	1.3	$91
Wellbutrin XL®	18	11,205	0.6	34	NA	NA	NA
Cardizem®	36-48	7,326	1.0	21	7,146	0.8	15
Ativan®	24	2,341	1.1	77	2,523	1.0	80
Vasotec® and Vaseretic®	24	1,426	1.1	9	2,034	1.1	10
Isordil®	36-60	236	0.9	1	273	1.1	1

Total	18-60	$33,936	0.9	$235	$29,745	1.1	$197

NA — Not applicable

Wellbutrin XL®

        Wellbutrin XL® product sales increased $42.0 million, or 253%, to $58.6 million in the third quarter of 2009, compared with $16.6 million in the third quarter of 2008, and increased $10.0 million, or 9%, to $115.9 million in the first nine months of 2009, compared with $105.9 million the first nine months of 2008. Wellbutrin XL® product sales in the third quarter and first nine months of 2009 reflected incremental revenue of approximately $44.0 million and $67.0 million, respectively, earned following the acquisition of the full U.S. commercialization rights in May 2009, and the positive effect on our supply prices of price increases implemented over the last 12 months. Those factors were partially offset by declines in volumes resulting from the introduction of generic competition to the 150mg dosage strength product in May 2008, as well as the continuing sales erosion of the 300mg dosage strength product following its genericization in December 2006.

Aplenzin™

        Sanofi-aventis launched the 348mg and 522mg dosage strengths of Aplenzin™ in the U.S. in April 2009, and the 174mg dosage strength in July 2009. We supplied sanofi-aventis with $2.7 million and $8.2 million of Aplenzin™, including sample supplies, in the third quarter and first nine months of 2009, respectively.

Ultram® ER

        Ultram® ER product sales declined $8.7 million, or 42%, to $12.1 million in the third quarter of 2009, compared with $20.8 million in the third quarter of 2008, and declined $14.8 million, or 23%, to $49.3 million in the first nine months of 2009, compared with $64.1 million in the first nine months of 2008. The decline in Ultram® ER product sales reflected lower prescription volumes, partially due to the launch in early May 2009 of a competing once-daily formulation of tramadol in 100mg, 200mg and 300mg dosage strengths, and a reduction in our contractual supply price to PriCara (which is determined based on a percentage of PriCara's net selling price for Ultram® ER) of 2.5 percentage points effective January 1, 2009, which more than offset the positive effect on our supply price of price increases implemented by PriCara over the last 12 months. In addition, inventory levels in the distribution channels have been reduced during the first nine months of 2009 in anticipation of potential generic competition (as described below). The decline in product sales in the first nine months of 2009, was partially offset by higher shipments of 100mg tablets in the first quarter of 2009 to replace certain lots recalled in the fourth quarter of 2008, and a $1.1 million reduction to the related recall provision in

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

the first quarter of 2009, as a result of lower than expected returns from wholesalers and pharmacies in connection with the recall.

        On August 14, 2009, a Court ruled in favour of Par Pharmaceuticals, Inc. ("Par") on patent infringement proceedings relating to Ultram® ER. The Court's ruling, in conjunction with Par's receipt of tentative approval from the FDA for its 100mg and 200mg generic versions of Ultram® ER, could allow Par to launch these dosage strengths at any time, should it decide to launch at risk pending an appeal of this ruling by Purdue Pharma Products L.P., the patent owner. The introduction of generic competition to the 100mg and 200mg dosage strengths could have a material effect on our revenues relating to Ultram® ER.

Xenazine®/Nitoman®

        Xenazine® revenue comprises sales of the product to Lundbeck for marketing and distribution in the U.S. since November 2008, and sales of the product to third-party distributors for distribution in other countries in Europe and around the world following the acquisition of the worldwide development and commercialization rights to tetrabenazine in June 2009. Our revenue from sales of Xenazine® amounted to $13.7 million and $31.4 million in the third quarter and first nine months of 2009, respectively.

        Sales of Nitoman® in Canada amounted to $0.5 million in the third quarter of 2008. After December 1, 2008, Nitoman® sales are included in BPC revenue described below.

Zovirax®

        Zovirax® product sales declined $1.9 million, or 6%, to $30.8 million in the third quarter of 2009, compared with $32.8 million in the third quarter of 2008, and declined $7.4 million, or 7%, to $100.0 million in the first nine months of 2009, compared with $107.4 million in the first nine months of 2008, due to lower prescription volumes, and a reduction of inventory levels by our major wholesale customers in order to remain within the limits prescribed by the distribution agreements. Those factors were partially offset by price increases implemented for these products over the last 12 months. The decline in prescription volumes is partially due to increasing competition from available oral therapies. In addition, PSS did not commence its promotion of Zovirax® until February 2009, and is limiting its detailing efforts to certain specialist physicians.

BPC

        Sales of BPC products increased $2.5 million, or 13%, to $20.7 million in the third quarter of 2009, compared with $18.2 million in the third quarter of 2008, and increased $1.3 million, or 3%, to $54.2 million in the first nine months of 2009, compared with $52.9 million in the first nine months of 2008. Excluding the negative effect on our Canadian dollar-denominated revenue of the weakening of the Canadian dollar relative to the U.S. dollar, BPC product sales increased approximately 21% and 18% in the third quarter and first nine months of 2009, respectively, compared with the corresponding periods of 2008. These increases reflected higher sales of our promoted Wellbutrin® XL, Tiazac® XC, Ralivia® and Glumetza® products, which more than offset lower sales of our genericized Tiazac® and Wellbutrin® SR products. Also contributing to the increase was the inclusion of $1.4 million and $3.5 million of Nitoman® product sales in the third quarter and first nine months of 2009, respectively.

Cardizem® LA

        Revenue from sales of Cardizem® LA increased $0.5 million, or 4%, to $13.7 million in the third quarter of 2009, compared with $13.2 million in the third quarter of 2008, and declined $3.1 million, or 9%, to $30.8 million in the first nine months of 2009, compared with $33.9 million in the first nine months of 2008, which reflected lower prescription volumes, partially offset by the positive effect on our supply price of price increases implemented by Kos over the last 12 months. In addition, inventory levels in the distribution channels have been

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

reduced during the first nine months of 2009, in anticipation of a potential introduction of a generic version of Cardizem® LA by Watson Pharmaceuticals, Inc. ("Watson") upon its receipt of FDA approval; however, our product sales to Kos in the third quarter of 2009 benefited from a delay in Watson receiving that approval. Under the terms of the settlement agreement we reached with Watson in December 2007, we will receive a royalty based on sales of Watson's generic version of Cardizem® LA.

        Cardizem® LA product sales include the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005. This amortization amounted to $3.8 million and $11.3 million in each of the third quarters and first nine months, respectively, of 2009 and 2008.

Legacy

        Sales of our Legacy products decreased $0.3 million, or 1%, to $41.8 million in the third quarter of 2009, compared with $42.1 million in the third quarter of 2008, and increased $7.5 million, or 6%, to $122.9 million in the first nine months of 2009, compared with $115.5 million in the first nine months of 2008, which reflected higher sales of generic Tiazac® by Forest, due to a recall involving a competitor's product. In addition, declining prescription volumes for our other Legacy brands were largely offset by price increases implemented over the last 12 months.

Generic

        Sales of Generic products declined $15.9 million, or 62%, to $9.8 million in the third quarter of 2009, compared with $25.7 million in the third quarter of 2008, and declined $18.1 million, or 29%, to $43.8 million in the first nine months of 2009, compared with $61.8 million in the first nine months of 2008, reflecting the effects of lower overall prescription volumes and pricing. In addition, $4.4 million of product intended for sale to Teva in the third quarter of 2009 was delayed due to customs clearance issues until the fourth quarter of 2009. Also contributing to the year-over-year declines was the recognition, in the third quarter of 2008, of a $4.5 million adjustment made in our favour by Teva to reduce its chargeback provision related to past sales of our Generic products.

Research and Development Revenue

        Research and development revenue declined $2.1 million, or 38%, to $3.4 million in the third quarter of 2009, compared with $5.5 million in the third quarter of 2008, and declined $8.2 million, or 44%, to $10.4 million in the first nine months of 2009, compared with $18.5 million in the first nine months of 2008, primarily as a result of a lower level of clinical research and laboratory testing services provided to external customers by our contract research division, together with the negative impact of the weakening of the Canadian dollar relative to the U.S. dollar.

Royalty and Other Revenue

        Royalties from third parties on sales of products we developed or acquired and other revenue declined $0.3 million, or 5%, to $4.8 million in the third quarter of 2009, compared with $5.1 million in the third quarter of 2008, and declined $2.4 million, or 17%, to $11.6 million in the first nine months of 2009, compared with $14.1 million in the first nine months of 2008, due mainly to lower revenue based on sales of fenofibrate in the U.S.

Operating Expenses

        The following table displays the dollar amount of each operating expense category in the third quarters and first nine months of 2009 and 2008; the percentage of each category compared with total revenue in the

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended September 30						Nine Months Ended September 30
($ in 000s)	2009		2008		Change		2009		2008		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	50,669	24	47,468	26	3,201	7	145,566	25	145,080	25	486	—
Research and development	23,202	11	18,668	10	4,534	24	82,422	14	76,759	13	5,663	7
Selling, general and administrative	44,774	21	44,661	25	113	—	137,516	24	144,891	25	(7,375)	(5)
Amortization of intangible assets	33,121	16	12,342	7	20,779	168	70,402	12	35,727	6	34,675	97
Restructuring costs	2,413	1	7,587	4	(5,174)	(68)	15,128	3	59,347	10	(44,219)	(75)
Acquisition-related costs	—	—	—	—	—	—	5,596	1	—	—	5,596	NM
Legal settlements	—	—	2,000	1	(2,000)	(100)	241	—	26,648	5	(26,407)	(99)

Total operating expenses	154,179	73	132,726	73	21,453	16	456,871	79	488,452	85	(31,581)	(6)

NM — Not meaningful

Cost of Goods Sold

        Cost of goods sold, which excludes the amortization of intangible assets described separately below, increased $3.2 million, or 7%, to $50.7 million in the third quarter of 2009, compared with $47.5 million in the third quarter of 2008, and increased $0.5 million, or less than 1%, to $145.6 million in the first nine months of 2009, compared with $145.1 million in the first nine months of 2008. The increases in cost of good sold of 7% and less than 1% in the third quarter and first nine months of 2009, respectively, were less than the increases in total product sales of 20% and 3% recognized in the corresponding periods, primarily due to:

  •
  the positive impact of price increases we implemented for Wellbutrin XL®, Zovirax® and certain Legacy products, and the positive effect on our supply prices for Wellbutrin XL® (prior to the acquisition of the full U.S. commercialization rights), Ultram® ER and Cardizem® LA of the price increases implemented by our strategic marketing partners, over the last 12 months;

  •
  lower labour and overhead costs at our Puerto Rico manufacturing facilities, and higher absorption at our Steinbach, Manitoba manufacturing facility, as a result of the transfer of certain manufacturing activities from Puerto Rico to Steinbach; and

  •
  the positive impact on Steinbach labour and overhead costs as a result of the weakening of the Canadian dollar relative to the U.S. dollar.

        Those factors were partially offset by:

  •
  a higher cost basis related to the $10.5 million of Wellbutrin XL® inventory reacquired from GSK that was subsequently sold to our wholesale customers in the second and third quarters of 2009, which partially offset the increased contribution from Wellbutrin XL® following the acquisition of the full U.S. commercialization rights in May 2009;

  •
  the decline in volume of higher margin 150mg Wellbutrin XL® product sales prior to the acquisition of the full U.S. commercialization rights, as a result of the introduction of generic competition in May 2008;

  •
  the inclusion of lower margin Xenazine® and Nitoman® product sales; and

  •
  the reduction in our contractual supply price for Ultram® ER.

        Since October 1, 2002, we have been entitled to purchase a pre-determined quantity of Zovirax® inventory from GSK at reduced prices under a price allowance. We expect that any remaining inventory acquired at the

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

reduced supply prices will be sold in the fourth quarter of 2009, after which time the cost of inventory purchased from GSK at full price will have a material impact on the contribution from Zovirax® product sales.

Research and Development Expenses

        The following table displays the dollar amount of research and development expenses by internal reporting category for the third quarters and first nine months of 2009 and 2008; the percentage of each category compared with total revenue in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended September 30						Nine Months Ended September 30
($ in 000s)	2009		2008		Change		2009		2008		Change
	$	%	$	%	$	%	$	%	$	%	$	%
Internal research and development programs	11,550	5	13,141	7	(1,591)	(12)	33,372	6	59,359	10	(25,987)	(44)
Acquired in-process research and development	8,126	4	—	—	8,126	NM	38,540	7	—	—	38,540	NM
Contract research services provided to external customers	3,526	2	5,527	3	(2,001)	(36)	10,510	2	17,400	3	(6,890)	(40)

Total research and development expenses	23,202	11	18,668	10	4,534	24	82,422	14	76,759	13	5,663	7

NM — Not meaningful

        Internal research and development expenses declined $1.6 million, or 12%, to $11.6 million in the third quarter of 2009, compared with $13.1 million in the third quarter of 2008, and declined $26.0 million, or 44%, to $33.4 million in the first nine months of 2009, compared with $59.4 million in the first nine months of 2008, reflecting reduced direct project spending as we transition from reformulation opportunities to the in-licensing and development of specialty CNS products, and cost savings as a result of the closures of our Dublin, Ireland and Mississauga, Ontario research and development facilities. Also contributing to the year-over-year decline in the first nine months of 2009 was the recognition in the first quarter of 2008 of $7.9 million in costs related to the termination of the BVF-146 program (combination of tramadol and a non-steroidal anti-inflammatory drug).

        As described above under "Recent Developments — Business Development", we recorded charges for acquired in-process research and development of $8.1 million and $38.5 million in the third quarter and first nine months of 2009, respectively, related to the acquisitions of the various rights to JP-1730/fipamezole and pimavanserin.

        Costs associated with providing contract research services to external customers declined $2.0 million, or 36%, to $3.5 million in the third quarter of 2009, compared with $5.5 million in the third quarter of 2008, and declined $6.9 million, or 40%, to $10.5 million in the first nine months of 2009, compared with $17.4 million in the first nine months of 2008, reflecting the decline in activity levels at our contract research division, and lower labour costs as a result of headcount reductions in the second quarter of 2009 and the fourth quarter of 2008, as well as a positive impact on labour and overhead costs as a result of the weakening of the Canadian dollar relative to the U.S. dollar.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $0.1 million, or less than 1%, to $44.8 million in the third quarter of 2009, compared with $44.7 million in the third quarter of 2008, primarily due to:

  •
  the inclusion of $2.2 million in fees owed to PSS related to the promotion of Zovirax® and an increase of $1.9 million in other marketing costs related to Zovirax®; and

  •
  an increase of $1.1 million in indemnification obligations to certain former officers in connection with enforcement proceedings against these officers by the OSC and SEC.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

        Those factors were partially offset by:

  •
  a decrease of $2.8 million in compensation due to Sciele, as a result of the termination of our promotional services agreement in October 2008;

  •
  a decrease of $1.8 million in consulting costs, reflecting expenses incurred in the third quarter of 2008 related to the development and implementation of our specialty CNS strategy;

  •
  a decrease of $0.8 million in compensation expense related to deferred share units ("DSUs"), mainly as a result of the relative timing of the annual grant of DSUs to directors (which occurs following their election at the annual meeting of shareholders) that occurred in the second quarter of 2009, compared with the third quarter of 2008;

  •
  the positive impact on corporate and BPC expenses as a result of the weakening of the Canadian dollar relative to the U.S. dollar; and

  •
  the positive effect of overall cost containment initiatives.

        Selling, general and administrative expenses declined $7.4 million, or 5%, to $137.5 million in the first nine months of 2009, compared with $144.9 million in the first nine months of 2008, primarily due to:

  •
  a decrease of $13.7 million in the compensation due to Sciele;

  •
  a decrease of $6.1 million in management succession costs, reflecting expenses incurred in May 2008 associated with a change in our Chief Executive Officer;

  •
  a decrease in proxy contest costs of $5.1 million, reflecting primarily expenses incurred in the first nine months of 2008 in connection with the contested election of our nominees to the Board of Directors at our 2008 annual meeting of shareholders;

  •
  a decrease of $4.4 million in the consulting costs incurred in the first nine months of 2008 related to our specialty CNS strategy; and

  •
  the positive effects of the weakening of the Canadian dollar relative to the U.S. dollar and overall cost containment initiatives.

        Those factors were partially offset by:

  •
  an increase of $10.1 million in the indemnification obligations to certain former officers;

  •
  the inclusion of $6.5 million in fees owed to PSS and an increase of $3.8 million in other costs related to the promotion of Zovirax®;

  •
  the inclusion of $2.8 million in costs related to an examination of our accounting and related functions by independent consultants retained in connection with settlement agreements we entered into with the OSC in January 2009 and the SEC in March 2008; and

  •
  an increase in compensation expense related to DSUs of $2.2 million, primarily due to the impact of a year-over-year increase in the underlying trading price of our common shares.

Amortization of Intangible Assets

        Amortization expense increased $20.8 million, or 168%, to $33.1 million in the third quarter of 2009, compared with $12.3 million in the third quarter of 2008, and increased $34.7 million, or 97%, to $70.4 million in the first nine months of 2009, compared with $35.7 million in the first nine months of 2008, due to the inclusion of amortization of the Wellbutrin® XL trademark intangible asset acquired in May 2009, and the tetrabenazine product rights intangible asset arising from the acquisition of the worldwide development and commercialization rights in June 2009 and in connection with the Prestwick acquisition in September 2008.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Restructuring Costs

        In the third quarter and first nine months of 2009, we recorded restructuring charges of $2.4 million and $15.1 million, respectively, as described above under "Recent Developments — Restructuring". In the third quarter and first nine months of 2008, we incurred restructuring charges of $7.6 million and $59.3 million, respectively, related primarily to the write-down of our various facilities located in Puerto Rico and Ireland.

Acquisition-Related Costs

        In the second quarter of 2009, we incurred direct costs of $5.6 million in connection with the acquisition of the worldwide development and commercialization rights to tetrabenazine.

Legal Settlements

        In the third quarter and first nine months of 2008, we recorded charges for legal settlements of $2.0 million and $26.6 million, respectively, of which $24.6 million related to the agreement in principle to settle with the USAO in respect of the Cardizem® LA matter (as described above under "Recent Developments — Resolution of Legacy Litigation and Regulatory Matters).

Non-Operating Items

        The following table displays the dollar amount of each non-operating income or expense category for the third quarters and first nine months of 2009 and 2008; and the dollar and percentage changes in the dollar amount of each category.

	Three Months Ended September 30				Nine Months Ended September 30
($ in 000s; Income (Expense))	2009	2008	Change		2009	2008	Change
	$	$	$	%	$	$	$	%
Interest income	238	1,783	(1,545)	(87)	823	8,663	(7,840)	(90)
Interest expense	(10,998)	(246)	(10,752)	NM	(15,387)	(724)	(14,663)	NM
Foreign exchange gain (loss)	197	204	(7)	(3)	918	(1,139)	2,057	(181)
Gain on auction rate security settlement	—	—	—	—	22,000	—	22,000	NM
Gain on disposal of investments	466	4,156	(3,690)	(89)	804	7,617	(6,813)	(89)
Impairment loss on debt securities	(385)	(960)	575	(60)	(4,709)	(4,150)	(559)	13
Impairment loss on equity securities	—	(263)	263	(100)	—	(1,178)	1,178	(100)
Equity loss	—	—	—	—	—	(1,195)	1,195	(100)

Total non-operating expense	(10,482)	4,674	(15,156)	(324)	4,449	7,894	(3,445)	(44)

NM — Not meaningful

Interest Income

        Interest income declined $1.5 million, or 87%, to $0.2 million in the third quarter of 2009, compared with $1.8 million in the third quarter of 2008, and declined $7.8 million, or 90%, to $0.8 million in the first nine months of 2009, compared with $8.7 million in the first nine months of 2008, reflecting lower cash resources as a result of business development activities over the past 12 months.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Interest Expense

        In the third quarter and first nine months of 2009, we incurred interest expense of $11.0 million and $15.4 million, respectively, which included non-cash amortization of debt discounts on the Notes and the Cambridge obligation of $2.7 million and $3.2 million in the third quarter and first nine months of 2009, respectively, and the non-cash amortization of deferred financing costs associated with the Notes and our new and former credit facilities of $1.2 million and $1.8 million in the third quarter and first nine months of 2009, respectively. In addition, in the second quarter of 2009, we wrote-off the remaining unamortized deferred financing costs of $0.5 million related to our former credit facility.

Gain on Auction Rate Security Settlement

        As described above under "Recent Developments — Auction Rate Security Settlement", in the second quarter of 2009, we settled an arbitration with an investment bank in respect of our investment in auction rate securities, which resulted in a gain of $22.0 million on settlement.

Gain on Disposal of Investments

        In the third quarter and first nine months of 2009, we recognized gains of $0.5 million and $0.8 million, respectively, on the sale of our equity interests in Hemispherx Biopharma, Inc. and Depomed, Inc. ("Depomed"). In the third quarter of 2008, we recognized a gain of $4.2 million on the sale of a portion of our investment in Depomed and, in first nine months of 2008, we also recorded a gain of $3.5 million on the disposal of our investment in Financière Verdi.

Impairment Loss on Debt Securities

        We recorded losses related to other-than-temporary declines in the estimated fair value of a portion of our investment in auction rate securities (as described below under "Liquidity and Capital Resources — Auction Rate Securities") of $0.4 million and $4.7 million in the third quarter and first nine months of 2009, respectively, compared with $1.0 million and $4.2 million in the corresponding periods of 2008.

Provision for Income Taxes

        The following table displays the dollar amount of the current and deferred provisions for income taxes for the third quarters and first nine months of 2009 and 2008; and the dollar and percentage changes in the dollar amount of each provision. Percentages may not add due to rounding.

	Three Months Ended September 30				Nine Months Ended September 30
($ in 000s)	2009	2008	Change		2009	2008	Change
	$	$	$	%	$	$	$	%
Current income tax expense	3,700	4,600	(900)	(20)	11,500	15,600	(4,100)	(26)
Deferred income tax expense	3,800	—	3,800	NM	12,000	—	12,000	NM

Total provision for income taxes	7,500	4,600	2,900	63	23,500	15,600	7,900	51

NM — Not meaningful

        In the fourth quarter of 2008, we recognized a deferred income tax benefit of $90.0 million related to a change in our assessment of the realizability of deferred tax assets related to approximately $230.0 million of operating loss carryforwards in the U.S. In the third quarter and first nine months of 2009, we recorded

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

provisions for deferred income taxes of $3.8 million and $12.0 million, respectively, related to the utilization of a portion of these loss carryforwards to reduce taxable income in the U.S., which resulted in an increase in the overall effective tax rate (as adjusted for certain items that are not deductible or do not effect the income tax provision because of unrecognized tax losses in the local jurisdictions) to approximately 15% in each of the third quarter and first nine months of 2009, compared with approximately 7% in each of the corresponding periods of 2008.

SUMMARY OF QUARTERLY RESULTS

        The following table displays a summary of our quarterly results of operations and cash flows for each of the eight most recently completed quarters:

	2009			2008				2007
($ in 000s, except per share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$212,523	$193,535	$173,319	$181,496	$181,089	$186,095	$208,498	$203,896
Expenses	154,179	182,988	119,704	144,617	132,726	210,368	145,358	237,989

Operating income (loss)	58,344	10,547	53,615	36,879	48,363	(24,273)	63,140	(34,093)

Net income (loss)	$40,362	$24,090	$39,003	$120,380	$48,437	$(25,289)	$56,376	$(31,971)

Basic and diluted earnings (loss) per share	$0.25	$0.15	$0.25	$0.76	$0.31	$(0.16)	$0.35	$(0.20)

Net cash provided by (used in) operating activities	$89,197	$97,081	$46,972	$106,963	$(62,370)	$67,056	$92,676	$79,333

Third Quarter of 2009 Compared To Second Quarter of 2009

Results of Operations

        Total revenue increased $19.0 million, or 10%, to $212.5 million in the third quarter of 2009, compared with $193.5 million in the second quarter of 2009, mainly due to the incremental revenue from Wellbutrin XL® product sales following the acquisition of the full U.S. commercialization rights in May 2009.

        Net income increased $16.3 million, or 68%, to $40.4 million in the third quarter of 2009, compared with $24.1 million in the second quarter of 2009, primarily due to:

  •
  a decrease of $22.3 million in in-process research and development charges related to the acquisition of the various rights to JP-1730/fipamezole in the third quarter of 2009 and pimavanserin in the second quarter of 2009;

  •
  an increased contribution from product sales of $16.0 million, mainly related to the incremental revenue from Wellbutrin XL®;

  •
  a decrease in restructuring costs of $9.0 million, mainly related to the write-down of the property, plant and equipment located in Puerto Rico and Ireland in the second quarter of 2009; and

  •
  the inclusion of tetrabenzine acquisition-related costs of $5.6 million in the second quarter of 2009.

        Those factors were partially offset by:

  •
  the gain of $22.0 million on the auction rate security settlement realized in the second quarter of 2009;

  •
  incremental amortization of $11.3 million related to the acquisition of the various rights to Wellbutrin XL® and tetrabenazine; and

  •
  an increase in interest expense of $6.9 million, primarily related to the Notes and our new credit facility.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Cash Flows

        Net cash provided by operating activities declined $7.9 million, or 8%, to $89.2 million in the third quarter of 2009, compared with $97.1 million in the second quarter of 2009, primarily due to:

  •
  the payment of $24.6 million to settle the USAO investigation in the third quarter of 2009; and

  •
  the receipt of $22.0 million on the auction rate security settlement in the second quarter of 2009.

        Those factors were partially offset by:

  •
  the increased contribution from product sales of $16.0 million; and

  •
  an increase of $15.7 million related to the change in operating assets and liabilities reflecting the timing of receipts and payments in the normal course of business.

FINANCIAL CONDITION

        The following table displays a summary of our financial condition at September 30, 2009 and December 31, 2008:

($ in 000s; Asset (Liability))	At September 30 2009	At December 31 2008	Change
	$	$	$	%
Working capital(1)	30,867	223,198	(192,331)	(86)
Long-lived assets(2)	1,618,174	968,935	649,239	67
Long-term obligations, including current portion	(378,345)	—	(378,345)	NM
Shareholders' equity	(1,291,248)	(1,201,599)	(89,649)	7

NM — Not meaningful

(1)
Total current assets less total current liabilities.

(2)
Property, plant and equipment, intangible assets, and goodwill.

Working Capital

        Working capital declined $192.3 million, or 86%, to $30.9 million at September 30, 2009, compared with $223.2 million at December 31, 2008, primarily due to:

  •
  a net decline in cash and cash equivalents of $268.1 million, which reflected the $749.0 million paid in the aggregate to acquire the various rights to Wellbutrin XL®, tetrabenazine, pimavanserin and JP-1730/fipamezole, which was in excess of the $405.0 million of funds obtained through the issuance of the Notes and from net borrowings under our new credit facility, partially offset by the excess of $100.3 million in operating cash flows over dividends paid;

  •
  an increase in accrued liabilities of $30.6 million, due mainly to the inclusion of interest payable on the Notes, the addition of product sales provisions for Wellbutrin XL® as a result of the acquisition of the full U.S. commercialization rights, and the assumption of the royalty obligation on worldwide sales of tetrabenazine; and

  •
  the inclusion of $11.9 million in current portion of long-term obligations related to the payment due to Cambridge in June 2010, in connection with the acquisition of the worldwide development and commercialization rights to tetrabenazine.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

        Those factors were partially offset by:

  •
  a decrease in dividends payable of $45.1 million, reflecting the reduction in our quarterly cash dividend policy to $0.09 per share in the second quarter of 2009, compared with $0.375 per share in the fourth quarter of 2008;

  •
  a decrease in accrued legal settlements of $30.6 million related to the settlements of the USAO and OSC investigations;

  •
  an increase in inventories of $14.2 million, reflecting a build-up of diltiazem stocks (the active ingredient in Tiazac® and Cardizem®) in anticipation of the closure of our Puerto Rico manufacturing facilities and a higher than expected demand for diltiazem-based products in the fourth quarter of 2009 (due to manufacturing issues involving competitors' products), as well as an increase in our safety stocks of Wellbutrin XL® as a result of the acquisition of the full U.S. commercialization rights, and a higher cost base related to Zovirax® inventory purchased from GSK at full price after the conclusion of the price allowance; and

  •
  the timing of other receipts and payments in the normal course of business.

Long-Lived Assets

        Long-lived assets increased $649.2 million, or 67%, to $1,618.2 million at September 30, 2009, compared with $968.9 million at December 31, 2008, primarily due to:

  •
  the addition of the Wellbutrin XL® trademark intangible asset of $510.5 million;

  •
  the addition of the tetrabenazine identifiable intangible assets of $225.7 million; and

  •
  an increase of $13.4 million related to the impact of foreign exchange rate changes on the reported value in U.S. dollars of property, plant and equipment located in Canada, due to the impact of a stronger Canadian dollar relative to the U.S. dollar at September 30, 2009, compared with December 31, 2008.

        Those factors were partially offset by:

  •
  the depreciation of plant and equipment of $15.2 million and the amortization of intangible assets of $77.3 million; and

  •
  the impairment charge of $7.2 million related to the additional write-down of the carrying values of the property, plant and equipment located in Puerto Rico and Ireland.

Long-term Obligations

        Long-term obligations (including the current portion) of $378.3 million at September 30, 2009, comprised the following:

  •
  the $296.0 million liability component of the Notes (net of debt discount of $54.0 million);

  •
  outstanding borrowings of $55.0 million under our new credit facility; and

  •
  the Cambridge obligation of $27.3 million (net of debt discount of $2.7 million).

Shareholders' Equity

        Shareholders' equity increased $89.6 million, or 7%, to $1,291.2 million at September 30, 2009, compared with $1,201.6 million at December 31, 2008, primarily due to:

  •
  net income of $103.5 million (including $4.2 million of stock-based compensation recorded in additional paid-in capital);

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

  •
  the value assigned to the equity component of the Notes of $56.7 million, which was recorded in additional paid-in capital; and

  •
  a positive foreign currency translation adjustment of $15.1 million to other comprehensive income, due mainly to the impact of the strengthening of Canadian dollar relative to the U.S. dollar at September 30, 2009, compared with December 31, 2008, which increased the reported value of our Canadian dollar-denominated net assets.

        Those factors were partially offset by:

  •
  cash dividends declared and dividend equivalents on restricted share units ("RSUs") of $88.2 million in the aggregate.

CASH FLOWS

        The following table displays cash flow information for the third quarters and first nine months of 2009 and 2008:

	Three Months Ended September 30				Nine Months Ended September 30
($ in 000s)	2009	2008	Change		2009	2008	Change
	$	$	$	%	$	$	$	%
Net cash provided by (used in) operating activities	89,197	(62,370)	151,567	(243)	233,250	97,362	135,888	140
Net cash used in investing activities	(4,514)	(12,816)	8,302	(65)	(748,309)	(105,299)	(643,010)	611
Net cash provided by (used in) financing activities	(89,214)	(59,549)	(29,665)	50	245,475	(206,007)	451,482	(219)
Effect of exchange rate changes on cash and cash equivalents	1,019	(316)	1,335	(422)	1,443	(692)	2,135	(309)

Net decrease in cash and cash equivalents	(3,512)	(135,051)	131,539	(97)	(268,141)	(214,636)	(53,505)	25
Cash and cash equivalents, beginning of period	52,918	354,056	(301,138)	(85)	317,547	433,641	(116,094)	(27)

Cash and cash equivalents, end of period	49,406	219,005	(169,599)	(77)	49,406	219,005	(169,599)	(77)

NM — Not meaningful

Operating Activities

        Net cash provided by operating activities increased $151.6 million, or 243%, to $89.2 million in the third quarter of 2009, compared with net cash used of $62.4 million in the third quarter of 2008, primarily due to:

  •
  an increase in income from operations before changes in operating assets and liabilities of $128.5 million, or 222%, to $70.5 million in the third quarter of 2009, compared with a loss from operations of $58.0 million in the third quarter of 2008, due mainly to:

  •
  an increase of $128.1 million related to payments made in the third quarter of 2008 to fund the settlement of a U.S. securities class action and to settle contract costs associated with Wellbutrin XL®; and

  •
  an increase of $30.6 million in the contribution from product sales, mainly related to the incremental revenue from Wellbutrin XL® following the acquisition of the full U.S. commercialization rights, as well as the inclusion of Xenazine® and Aplenzin™ product sales, partially offset by lower revenue from Generic products.

    Those factors were partially offset by:

  •
  the $24.6 million paid in the third quarter of 2009 to settle the USAO investigation;

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

  •
  an increase of $15.7 million related to the change in accrued liabilities, which reflected the additions of the interest payable on the Notes, the product sales provisions related to Wellbutrin XL®, and the royalty obligation assumed on worldwide tetrabenazine sales; and

  •
  the timing of other receipts and payments in the normal course of business.

        Net cash provided by operating activities increased $135.9 million, or 140%, to $233.3 million in the first nine months of 2009, compared with $97.4 million in the first nine months of 2008, primarily due to:

  •
  an increase in income from operations before changes in operating assets and liabilities of $144.5 million, or 165%, to $231.4 million in the first nine months of 2009, compared with $86.9 million in the first nine months of 2008, due mainly to:

  •
  an increase of $138.1 million related to payments made in the first nine months of 2008 to fund the settlements of the U.S. securities class action and the SEC investigation, as well as to settle the Wellbutrin XL® contract costs;

  •
  the $22.0 million gain realized on the auction rate security settlement in the second quarter of 2009; and

  •
  an increase of $13.8 million in the contribution from incremental Wellbutrin XL®, Xenazine® and Aplenzin™ product sales, partially offset by lower Generic product sales.

    Those factors were partially offset by:

  •
  the $24.6 million paid in the third quarter of 2009 to settle the USAO investigation;

  •
  an increase of $30.8 million related to the change in accrued liabilities, which reflected the additions of the interest payable on the Notes, the Wellbutrin XL® product sales provisions, and the tetrabenazine royalty obligation; and

  •
  the timing of other receipts and payments in the normal course of business.

        Those factors were partially offset by:

  •
  a decline of $21.9 million related to the change in accounts receivable, due mainly to higher revenue from Wellbutrin XL® product sales in the first nine months of 2009, following the acquisition of the full U.S. commercialization rights, and lower sales of Wellbutrin XL® in the first nine months of 2008, as a result of the genericization of the 150mg dosage strength; and

  •
  a decline of $21.1 million related to the change in inventories, as a result of the increased stocks of diltiazem and Wellbutrin XL®, and the higher cost base related to Zovirax®.

Investing Activities

        Net cash used in investing activities declined $8.3 million, or 65%, to $4.5 million in the third quarter of 2009, compared with $12.8 million in the third quarter of 2008, primarily due to:

  •
  a decrease of $99.6 million related to the amount paid in the third quarter of 2008 to acquire Prestwick (net of cash acquired).

        That factor was partially offset by:

  •
  an increase of $83.0 million related to a transfer from restricted cash in the third quarter of 2008 to fund the settlement of the U.S. securities class action; and

  •
  an increase of $8.1 million related to the acquisition of the various rights to JP-1730/fipamezole.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

        Net cash used in investing activities increased $643.0 million, or 611%, to $748.3 million in the first nine months of 2009, compared with $105.3 million in the first nine months of 2008, primarily due to:

  •
  the acquisition of the various rights to Wellbutrin XL®, pimavanserin, and JP-1730/fipamezole for $549.0 million in the aggregate; and

  •
  $200.0 million paid to acquire the worldwide development and commercialization rights to tetrabenazine.

        Those factors were partially offset by:

  •
  the $99.6 million paid to acquire Prestwick in the third quarter of 2008.

Financing Activities

        Net cash used in financing activities increased $29.7 million, or 50%, to $89.2 million in the third quarter of 2009, compared with $59.5 million in the third quarter of 2008, primarily due to:

  •
  repayments of $75.0 million under our new credit facility.

        That factor was partially offset by:

  •
  a decrease in cash dividends paid of $45.3 million, reflecting the reduction in our quarterly cash dividend policy to $0.09 per share in the first quarter of 2009, compared with $0.375 per share in 2008.

        Net cash provided by financing activities increased $451.5 million, or 219%, to $245.5 million in the first nine months of 2009, compared with cash used of $206.0 million in the first nine months of 2008, primarily due to:

  •
  proceeds of $350.0 million from the issuance of the Notes;

  •
  net borrowings of $55.0 million under our new credit facility;

  •
  a decrease in cash dividends paid of $47.4 million, reflecting the relative timing of our quarterly dividend payments in respect of our second quarter results, which occurred in October 2009, compared with September 2008, as well as the reduction in our quarterly cash dividend policy; and

  •
  a decrease of $25.5 million related to the repurchase of common shares in the first nine months of 2008.

        Those factors were partially offset by:

  •
  deferred financing costs of $26.3 million incurred in connection with the issuance of the Notes and the establishment of our new credit facility.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

LIQUIDITY AND CAPITAL RESOURCES

($ in 000s; Asset (Liability))	At September 30 2009	At December 31 2008	Change
	$	$	$	%
Financial assets
Cash and cash equivalents	49,406	317,547	(268,141)	(84)
Short-term investment	—	278	(278)	(100)
Marketable securities	21,624	22,635	(1,011)	(4)

Total financial assets	71,030	340,460	(269,430)	(79)

Financial liabilities
5.375% Senior Convertible Notes due 2014	(296,035)	—	(296,035)	NM
Credit facility	(55,000)	—	(55,000)	NM
Cambridge obligation	(27,310)	—	(27,310)	NM

Total financial liabilities	(378,345)	—	(378,345)	NM

Net financial assets (liabilities)	(307,315)	340,460	(647,775)	(190)

NM — Not meaningful

General

        We believe that cash expected to be generated by operations and from the potential sale of non-core assets, as well as funds available under our $410.0 million credit facility, and its $140.0 million accordion feature, will be sufficient to: meet our operational and capital expenditure requirements; support our dividend policy and share repurchase program; cover the costs associated with our operating efficiency initiatives; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $5 million to $10 million in 2009.

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as: significant business development transactions; new product development projects; changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt, equity or equity-linked securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 17 to our Consolidated Financial Statements), if realized, could have a material adverse impact on our liquidity and capital resources.

        The credit and capital markets experienced unprecedented deterioration in 2008 and the first nine months of 2009, including the failure of a number of significant and established financial institutions in the U.S. and abroad, and may remain volatile through the remainder of 2009 and beyond, which may limit our access to additional funding.

Cash and Cash Equivalents

        Our cash and cash equivalents are held in cash operating accounts, or are invested in securities such as treasury bills, certain money market funds, term deposits, or commercial paper with the highest investment-grade credit rating obtainable.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. As described above under "Recent Developments — Auction Rate Security Settlement", we entered into a settlement with an investment bank in respect of our investment in these securities. Under the terms of this settlement, we retained ownership of the securities. The estimated fair values of these securities at September 30, 2009 and December 31, 2008 were $6.5 million and $10.3 million, respectively, which reflected write-downs of $20.3 million and $16.4 million, respectively, to the cost bases at those dates. We recorded impairment charges of $0.4 million and $4.7 million in the third quarter and first nine months of 2009, respectively, compared with $1.0 million and $4.2 million in the corresponding periods of 2008, reflecting the portion of the auction rate securities that we concluded has an other-than-temporary decline in estimated fair value due to a shortfall in the underlying collateral value for these securities. These charges did not have a material impact on our liquidity.

        Effective April 1, 2009, we adopted the recently issued guidance on the recognition and presentation of other-than-temporary impairments (as described below under "Recent Accounting Guidance — Adoption of New Accounting Guidance"). The guidance requires an other-than-temporary impairment of a debt security to be separated into (i) the amount representing the decrease in cash flows expected to be collected, or the credit loss portion, which is recognized in earnings, and (ii) the amount related to all other factors, or the non-credit portion, which is recognized in other comprehensive income in circumstances in which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its amortized cost basis. Prior to the adoption of this guidance, the entire other-than-temporary impairment loss was recognized in earnings. Upon the adoption of this guidance, the cumulative effect adjustment to reclassify the non-credit losses previously recognized through earnings from accumulated other comprehensive income to opening deficit was not material to our consolidated financial statements. In addition, the non-credit portion of the $0.4 million and $4.7 million other-than-temporary impairment charges recognized in the third quarter and first nine months of 2009, respectively, was not material to our consolidated financial statements.

        We recorded unrealized gains in other comprehensive income of $0.1 million and $0.2 million in the third quarter and first nine months of 2009, respectively, compared with unrealized losses of $1.0 million and $2.5 million in the corresponding periods of 2008, reflecting adjustments to the portion of the auction rate securities that we have concluded have a temporary decline in estimated fair value. We do not consider the overall decline in the estimated fair value of these securities to be other-than-temporary based on the adequacy of the underlying collateral value for the securities. In addition, we concluded that we do not intend to sell these securities and it is not more likely than not that we will be required to sell these securities before a recovery of their amortized cost bases.

        If uncertainties in the credit and capital markets continue through the remainder of 2009, or these markets deteriorate further, or we experience any additional declines in underlying collateral values on the auction rate securities, we may incur additional write-downs to these securities, which could have a material impact on our results of operations and cash flows.

Debt Capacity

        We currently have $350.0 million principal amount of Notes issued and outstanding, and borrowings of $55.0 million under our $410.0 million credit facility. This facility, including its $140.0 million accordion feature, may be used for general corporate purposes, including acquisitions and capital expenditures. At September 30, 2009, we were in compliance with all covenants associated with this facility.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

CONTRACTUAL OBLIGATIONS

        The following table summarizes expected principal and interest payments on long-term obligations as of September 30, 2009:

	Payments Due by Period
($ in 000s)	Total	2009	2010 and 2011	2012 and 2013	Thereafter
Long-term obligations(1)	$549,050	$1,575	$82,889	$95,774	$368,812

(1)
Expected interest payments assume repayment of the principal amount of the related debt obligations at maturity. Principal and interest payments on our new credit facility are calculated based on the outstanding borrowings of $55.0 million at September 30, 2009, using the effective interest rate on the facility at that date.

        As described above under "Recent Developments — Business Development", we may be required to make milestone payments of up to $565.0 million in the aggregate pursuant to the terms of the collaboration and license agreements for pimavanserin and JP-1730/fipamezole. These payments are contingent on the achievement of specific developmental, regulatory, and commercial milestones. In addition, we may have to make royalty payments based on a percentage of future net sales of the products containing pimavanserin and JP-1730/fipamezole in the event regulatory approval is obtained.

        There have been no other material changes outside the normal course of business to the items specified in the contractual obligations table and related disclosures under the heading "Contractual Obligations" in the annual MD&A contained in the 2008 Form 20-F.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. There have been no material changes to the indemnification provisions specified under the heading "Off-Balance Sheet Arrangements" in the annual MD&A contained in the 2008 Form 20-F.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At November 5, 2009, we had 158,272,322 issued and outstanding common shares, as well as 4,286,887 stock options and 1,067,294 RSUs outstanding. Assuming full share settlement, 23,480,800 common shares are issuable upon the conversion of the Notes (based on a conversion rate of 67.0880 common shares per $1,000 principal amount of Notes, subject to adjustment); however, our intent and policy is to settle the Notes using a net share settlement approach.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates on investments and debt obligations. We have used derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

        Our results of operations have not been materially impacted by inflation or seasonality.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars. We also face foreign currency exposure on the translation of our operations in Canada from Canadian dollars to U.S. dollars. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our Canadian dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our Canadian dollar-denominated revenue. At September 30, 2009, the effect of a hypothetical 10% immediate and adverse change in the Canadian dollar exchange rate (relative to the U.S. dollar) on our Canadian dollar-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. In the first quarter of 2009, we entered into limited short-dated forward contracts to seek to mitigate foreign exchange risk. These contracts were settled prior to March 31, 2009, and did not have a material effect on our consolidated results of operations or cash flows.

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than three months. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our investment in auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and the reset of interest rates due to market liquidity issues, interest on these securities is being calculated based on prescribed spreads to LIBOR. As we are entitled to a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        We are exposed to interest rate risk on borrowings under our new credit facility. This facility bears interest based on U.S. dollar LIBOR, U.S. dollar base rate, Canadian dollar prime rate, and/or Canadian dollar bankers' acceptance. The fair value of our fixed-rate Notes is affected by changes in interest rates. In addition, the imputed rate of interest used to discount the Cambridge obligation is fixed and, consequently, the fair value of this obligation is also affected by changes in interest rates. Currently, we do not utilize interest rate swap contracts to hedge against interest rate risk; however, based on our overall interest rate exposure, a hypothetical 10% change in interest rates would not have a material impact on our results of operations, financial position or cash flows.

Investment Risk

        We are exposed to investment risks on our investment in auction rate securities due to the current market liquidity issues, as described above under "Liquidity and Capital Resources — Auction Rate Securities".

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. There have been no material changes to our critical

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

accounting policies and estimates specified under the heading "Critical Accounting Policies and Estimates" in the annual MD&A contained in the 2008 Form 20-F.

RECENT ACCOUNTING GUIDANCE

Adoption of New Accounting Guidance

        Effective July 1, 2009, we adopted the following accounting guidance:

  •
  In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. The Codification explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative U.S. GAAP for SEC registrants. As the issuance of the Codification does not change U.S. GAAP, its adoption did not have any impact on our consolidated financial statements.

        Effective April 1, 2009, we adopted the following accounting guidance:

  •
  Authoritative guidance on subsequent events, which defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. The guidance identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occurred after the balance sheet date. The guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The guidance is effective on a prospective basis for interim and annual periods ending after June 15, 2009. As this guidance is largely consistent with previous auditing literature, its adoption did not have a material impact on our consolidated financial statements.

  •
  Authoritative guidance on the recognition and presentation of other-than-temporary impairments, which requires entities to separate an other-than-temporary impairment of a debt security into (i) the amount representing the decrease in cash flows expected to be collected, or the credit loss portion, which is recognized in earnings, and (ii) the amount related to all other factors, or the non-credit portion, which is recognized in other comprehensive income in circumstances in which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its amortized cost basis. Upon the adoption of this guidance, the cumulative effect adjustment to reclassify the non-credit losses previously recognized through earnings from accumulated other comprehensive income to opening deficit was not material to our consolidated financial statements.

  •
  Authoritative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly, which provides additional guidance on estimating fair value when there has been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity for the asset or liability. The guidance also provides circumstances that may indicate that a transaction for the asset or liability is not orderly. The adoption of this guidance did not have a material impact on our consolidated financial statements.

  •
  Authoritative guidance on disclosures about the fair value of financial instruments in interim financial statements. We have adopted the disclosure requirements of this guidance as required.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

        Effective January 1, 2009, we adopted the following accounting guidance:

  •
  Authoritative guidance on convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), which requires that the liability (debt) and equity (conversion option) components of convertible debt instruments that may be settled in cash upon conversion be separately accounted for in a manner that reflects an issuer's non-convertible debt borrowing rate. This new method of accounting results in recognizing interest expense at rates reflective of what the issuer would have incurred had it issued non-convertible debt with otherwise similar terms. The adoption of this guidance impacted our accounting for the Notes (as described above under "Recent Developments — Financing Arrangements — 5.375% Senior Convertible Notes due 2014"). This guidance will also have a material impact on interest expense recognized during the period that the Notes are outstanding, but will have no impact on our future cash flows.

  •
  Authoritative guidance on business combinations and non-controlling interests, which significantly changes the accounting for, and reporting of, business combination transactions and non-controlling (minority) interests in consolidated financial statements, including requirements to: recognize non-controlling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition-related costs as incurred. The guidance also requires post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions to be recorded in current period income tax expense. The guidance is effective for business combinations occurring on or after January 1, 2009. The adoption of this guidance impacted our accounting for the acquisition of the worldwide development and commercialization rights to tetrabenazine (as described above under "Recent Developments — Business Development — Tetrabenazine).

  •
  Authoritative guidance on fair value measurements, which establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. The guidance applies to all other authoritative guidance that requires (or permits) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. The guidance was effective January 1, 2009 for non-financial assets and non-financial liabilities not recognized or disclosed at fair value on a recurring basis. We previously adopted this guidance for financial assets and financial liabilities effective January 1, 2008. The adoption of this guidance for non-financial assets and non-financial liabilities did not have a material impact on our consolidated financial statements.

  •
  Authoritative guidance on the accounting for defensive intangible assets subsequent to their acquisition in accordance with the authoritative guidance for business combinations and fair value measurements, including the estimated useful life that should be assigned to such assets. The guidance is effective on a prospective basis for intangible assets acquired on or after January 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

  •
  Authoritative guidance on the determination of the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset, and also requires expanded disclosure related to the determination of intangible asset useful lives. The guidance is effective for determining useful life for intangible assets acquired on or after January 1, 2009, and the disclosure requirements are effective for intangible assets recognized as of or after January 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

  •
  Authoritative guidance on disclosures about derivative instruments and hedging activities, which requires disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted, and how derivative instruments and related hedged items affect an

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

    entity's financial position, results of operations, and cash flows. The disclosure requirements of the guidance are effective beginning January 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

  •
  Authoritative guidance on the accounting for collaborative arrangements, which provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. The guidance is effective for collaborative arrangements existing on or after January 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Guidance, Not Adopted as of September 30, 2009

        In October 2009, the FASB issued authoritative guidance on multiple-element revenue arrangements, which requires an entity to allocate arrangement consideration at the inception of the arrangement to all of its deliverables based on relative selling prices. The guidance eliminates the use of the residual method of allocation and expands the ongoing disclosure requirements. The guidance is effective for the first fiscal year beginning after June 15, 2010, and may be adopted through prospective or retrospective application. Accordingly, we are required to adopt this guidance beginning January 1, 2011. We are currently evaluating the effect that the adoption of this guidance will have on our consolidated financial statements.

        In August 2009, the FASB issued authoritative guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the guidance requires that the fair value of a liability be measured using one or more of the prescribed valuation techniques. In addition, the guidance also clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance also clarifies how the quoted price of a debt security when traded as an asset should be considered in estimating the fair value of the issuer's liability. The guidance is effective October 1, 2009. We are currently evaluating the effect that the adoption of this guidance will have on our consolidated financial statements.

        In June 2009, the FASB issued authoritative guidance for determining whether an entity is a variable interest entity ("VIE") and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE. Under the guidance, an enterprise has a controlling financial interest when it has (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. In addition, the guidance requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity's economic performance. The guidance also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures, and eliminates the scope exclusion for qualifying special-purpose entities. The guidance is effective for interim and annual periods beginning after November 15, 2009. Accordingly, we are required to adopt this guidance beginning January 1, 2010. We are currently evaluating the effect that the adoption of this guidance will have on our consolidated financial statements.

UNRESOLVED SEC STAFF COMMENTS

        On September 24, 2009, we were advised that staff of the SEC had reviewed the 2008 Form 20-F. Based on their review, the staff provided comments regarding certain disclosures in the document. On October 6, 2009, we provided our responses to the staff's comments. Based on our responses, we have incorporated certain amended disclosures into this Form 6-K. On October 28, 2009, the staff provided additional comments based on their review of our responses. We are in the process of preparing our responses to the additional comments raised by the staff.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

        There were no changes in our internal controls over financial reporting that occurred during the three-month period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 17 to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

  Exhibit 99.1 Certification of the Chief Executive Officer

  Exhibit 99.2 Certification of the Chief Financial Officer

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOVAIL CORPORATION

Date: November 6, 2009	By:	/s/ MARGARET MULLIGAN Margaret Mulligan Senior Vice-President and Chief Financial Officer

QuickLinks

BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with United States Generally Accepted Accounting Principles (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS (All dollar amounts are expressed in U.S. dollars)
PART II — OTHER INFORMATION
SIGNATURES